UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Subject Company)

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

69036R863

(CUSIP Number of Common Stock)

Samuel H. Norton

Chief Executive Officer

Overseas Shipholding Group, Inc.

Two Harbour Place

302 Knights Run Avenue, Suite 1200

Tampa, Florida 33602

(813) 209-0600

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Philip Richter

Ryan Messier

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ANNEX A. OPINION OF EVERCORE GROUP L.L.C	A-1

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name to which this Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Overseas Shipholding Group, Inc., a Delaware corporation (“OSG” or the “Company”). The address of OSG’s principal executive office is 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602. The business telephone number of OSG’s principal executive office is (813) 209-0600.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relate is OSG’s Class A common stock, par value $0.01 per share (the “Shares” or “Class A Common Stock”). At the close of business on June 6, 2024, there were (i) 72,030,977 shares of Class A Common Stock issued and outstanding, (ii) outstanding options to acquire a total of 1,478,756 shares of Class A Common Stock (“Company Stock Options”), (iii) outstanding restricted stock unit awards (“Company RSU Awards” and together with the Company Stock Options, the “Company Equity Awards”) for a total of 3,310,622 shares of Class A Common Stock (assuming maximum (150% of target level) achievement of performance goals for performance-based Company RSU Awards) and (iv) outstanding Company Warrants (as defined below) to acquire a total of 507,535 shares of Class A Common Stock.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth below in Item 1 under the heading “Subject Company Information—Name and Address,” which information is incorporated herein by reference.

Tender Offer and Merger

This Schedule 14D-9 relates to a tender offer by Seahawk MergeCo., Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent” or “Saltchuk”), to purchase all of the issued and outstanding shares of Class A Common Stock of OSG for $8.50 per Share (the “Offer Price”), without interest and subject to any applicable withholding taxes. The tender offer is being made subject to the terms and conditions set forth in the Purchaser’s Offer to Purchase, dated June 10, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”).

The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 10, 2024. The Offer to Purchase and the form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, are included as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to OSG’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”), dated as of May 19, 2024, among Parent, Purchaser and OSG.

Pursuant to the Offer, subject to the satisfaction (or to the extent permitted, waiver) of conditions to the Offer, under the terms set forth in the Merger Agreement, the Purchaser is required to, and Parent is required to cause the Purchaser to, consummate the Offer, accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer, at the Offer Price.

The Offer will expire at one (1) minute after 11:59 p.m., New York City time, on July 9, 2024, the date that is twenty (20) business days (as determined as set forth in Rule 14d-1(g)(3) under the Exchange Act (as defined below)) from commencement of the Offer, unless the Offer is extended under the circumstances outlined below, as set forth in the Merger Agreement and described in the Offer to Purchase. For the purpose of this Schedule 14D-9, the “Initial Expiration Date” means the 11:59 p.m., New York City time, on July 9, 2024, and “Expiration Date” means the Initial Expiration Date, unless the Offer is extended pursuant to and in accordance with the Merger Agreement and the applicable rules and regulations of the SEC, in which case the “Expiration Date” will be that date and time to which the Offer is extended pursuant to and in accordance with the Merger Agreement and the applicable rules and regulations of the SEC.

1

The Offer may be extended under the following circumstances: (i) if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) is not satisfied and, if waivable, has not been waived by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of OSG or any other person), extend the Offer on up to two (2) occasions, for an additional period of up to ten (10) business days (as determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension (or such longer period as OSG and Purchaser may mutually agree in writing), to permit such Offer Condition to be satisfied, (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for the minimum period required by any law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the New York Stock Exchange applicable to the Offer, and (iii) if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, OSG may require Purchaser to extend the Offer on one or more occasions, for an additional period of up to ten (10) business days (as determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension (or such longer period as the parties may mutually agree in writing), to permit such Offer Condition to be satisfied (provided, that (A) in no event shall Purchaser be required to extend the Offer beyond the valid termination of the Merger Agreement or beyond February 19, 2025 and (B) in the event that the Minimum Condition (as defined below) is the only Offer Condition not satisfied or waived (other than the Offer Conditions that by their nature are only satisfied as of the Offer Acceptance Time (as defined below)), OSG may not require Purchaser to extend the Offer on more than five (5) such occasions of ten (10) business days (as determined as set forth in Rule 14d-1(g)(3) under the Exchange Act)).

Consummation of the Offer is subject to the satisfaction (or, to the extent permitted, waiver) of certain conditions set forth in the Merger Agreement, including, but not limited to, (i) the number of Shares validly tendered and “received” (within the meaning of Section 251(h) of the DGCL (“Section 251(h)”)) and not validly withdrawn prior to the expiration of the Offer (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined in Section 251(h))), together with the Shares owned by Parent, Purchaser and any of their respective affiliates as of expiration of the Offer, equals at least one Share more than a majority of all issued and outstanding Shares as of the expiration of the Offer, other than any Shares held in treasury by the Company as of the expiration of the Offer or any other Shares acquired by the Company prior to the expiration of the Offer (the “Minimum Condition”), (ii) the accuracy of the representations and warranties of the Company set forth in the Merger Agreement (subject to certain exceptions and qualifications described in the Merger Agreement and except, generally, for inaccuracies that do not constitute a Company Material Adverse Effect (as defined in the Merger Agreement)), (iii) the Company’s performance and compliance in all material respects of its agreements and covenants contained in the Merger Agreement that are required to be performed or complied with by it at or prior to the Offer Acceptance Time (defined below), (iv) no governmental entity of competent jurisdiction enacting or promulgating any law after May 19, 2024, the date of the Merger Agreement, or issued any order after May 19, 2024, that is in effect and restrains, enjoins or otherwise prohibits the acquisition of or payment for the Shares pursuant to the Offer or consummation of the Merger, (v) the expiration or termination of the waiting period applicable to the Offer (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (vi) no Company Material Adverse Effect occurring since May 19, 2024, (vii) Parent and Purchaser receiving a certificate of the Company, signed by an executive officer of the Company and dated as of the date of the Offer Acceptance Time, to the effect that the conditions referenced in (ii), (iii) and (vi) above have been satisfied and (viii) the Merger Agreement not being terminated in accordance with its terms, such conditions referenced in (i) through (viii) above and as further detailed in Annex I to the Merger Agreement (the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

On the terms and subject to the conditions of the Offer and the Merger Agreement, including the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser is required to (and Parent is required to cause Purchaser to) (A) promptly, and in no event later than 9:00 a.m. Eastern Time one (1) business day (as determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the Expiration Date, irrevocably accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (B) as promptly as practicable after the Offer Acceptance Time (and in any event within two (2) business days (as determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) pay (subject to any required tax withholdings as provided in the Merger Agreement) for such Shares.

Pursuant to the Merger Agreement, after all Shares tendered into the Offer have been accepted for payment by or on behalf of Purchaser and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into OSG (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with OSG continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. The Merger will be consummated in accordance with Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the shares irrevocably accepted for purchase in the offer together with the shares otherwise owned by the acquiring corporation and its affiliates equals at least the number of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation may effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of OSG in accordance with Section 251(h).

2

At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) any Shares held by OSG in treasury or by Parent or Purchaser (or any other wholly owned subsidiary of Parent) immediately prior to the Effective Time (including any Shares irrevocably accepted for purchase by Purchaser in the Offer), which shall at the Effective Time automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor and (ii) any Shares that are issued and outstanding immediately prior to the Effective Time and are held by a holder who is entitled to, and has properly demanded, appraisal rights under the DGCL and has not validly revoked such demand) shall be automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to applicable withholding taxes.

The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 under the heading “The Tender Offer—Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Merger Agreement and the Transactions are qualified in their entirety by the more detailed description contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

Parent represented to the Company that it formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is Saltchuk Resources, Inc., 450 Alaskan Way South, Suite 780, Seattle, Washington 98104. The business telephone number of each of Parent and Purchaser is (206) 652-1111.

OSG has made information relating to the Offer available online at www.osg.com/investors and OSG has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov. The information contained in, accessible from or connected to OSG’s website is not incorporated into, or otherwise a part of, this Schedule 14D-9 or any of OSG’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or any of its affiliates on the one hand, and (i) the Company’s executive offers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements Between the Company and its Directors and Executive Officers

Interests of Certain Persons

The executive officers and members of the board of directors of OSG (the “Company Board”) may be deemed to have interests in the Offer and the Merger that may be different from, or in addition to, those of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, among other matters, below during its deliberations of the merits of the Merger Agreement and in determining to make the recommendations set forth in this Schedule 14D-9, these interests include:

●	Cash payments in respect of their outstanding Company Stock Options, whether vested or unvested, shortly after the Offer Acceptance Time;

●	Accelerated vesting and cash payments in respect of their time-vesting Company RSU Awards (including any then-unpaid “cash award” granted in connection with the Company’s retention program in 2022) and certain performance-vesting Company RSU Awards shortly after the Offer Acceptance Time;

●	Conversion of certain of their performance-vesting Company RSU Awards into unvested cash awards at the Offer Acceptance Time, with such unvested cash awards no longer subject to any performance goal(s) that applied prior to the consummation of the Merger and instead subject only to potential increase by up to 50% based on performance goal(s) to be mutually agreed by Parent and Company management and potential accelerated vesting in connection with qualifying terminations of employment;

●	The potential receipt of severance payments and benefits by the executive officers under their respective employment agreements if their employment is terminated; and

●	The potential receipt of transaction bonuses by the executive officers pursuant to the Good Reason Waivers and transaction bonus agreements, as applicable.

3

Shares Held by Directors and Executive Officers

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer or their Shares are cancelled in the Merger, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company, as described in the Merger Agreement. As of June 6, 2024, the directors and executive officers of the Company beneficially own, in the aggregate, 4,938,681 Shares (excluding Shares subject to outstanding Company Stock Options and Company RSU Awards).

The following table sets forth (i) the number of Shares owned as of June 6, 2024, by each of the directors and executive officers (excluding Shares subject to outstanding Company Stock Options and Company RSU Awards) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on an Offer Price of $8.50 per Share.

Name	Shares (#)	Cash Amount for Shares ($)
Directors:
Douglas D. Wheat	196,933	1,673,931
Rebecca K. DeLaet	115,300	980,050
Joseph I. Kronsberg	227,500	1,933,750
Elaine G. Luria	40,000	340,000
Samuel H. Norton	2,252,479	19,146,072
John P. Reddy	186,353	1,584,001
Julie E. Silcock	134,212	1,140,802
Gary E. Taylor	203,541	1,730,099
Other Executive Officers:
Richard L. Trueblood	433,311	3,683,144
Patrick J. O’Halloran	410,365	3,488,103
Damon M. Mote	409,709	3,482,527
Susan M. Allan	328,978	2,796,313

Treatment of Company Equity Awards in the Transactions

Treatment of Company Stock Options

As of the Offer Acceptance Time, each then-outstanding Company Stock Option, whether vested or unvested, will, immediately prior to the Offer Acceptance Time, be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share of such Company Stock Option, multiplied by (ii) the total number of Shares subject to such Company Stock Option, subject to applicable tax withholding. Any Company Stock Option that has an exercise price per Share that is greater than or equal to the Offer Price will be canceled for no consideration.

The following table sets forth (i) the aggregate number of Shares, both vested and unvested, subject to Company Stock Options held by the Company’s directors and executive officers as of June 6, 2024, and (ii) the aggregate cash consideration that will be payable in respect of such Company Stock Options at the Offer Acceptance Time, calculated by multiplying (A) the excess of the Offer Price of $8.50 per Share over the respective per Share exercise prices of such Company Stock Options, by (B) the number of Shares subject to such Company Stock Options.

Name	Shares Subject to Company Stock Options (#)	Cash Amount for Company Stock Options ($)
Directors:
Douglas D. Wheat	-	-
Rebecca K. DeLaet	-	-
Joseph I. Kronsberg	-	-
Elaine G. Luria	-	-
Samuel H. Norton	1,422,318	8,404,407
John P. Reddy	-	-
Julie E. Silcock	-	-
Gary E. Taylor	-	-
Other Executive Officers:
Richard L. Trueblood	-	-
Patrick J. O’Halloran	18,078	80,628
Damon M. Mote	18,078	80,628
Susan M. Allan	20,282	90,458

4

Treatment of Time-Based Company RSU Awards

Immediately prior to the Offer Acceptance Time, each then-outstanding time-vesting Company RSU Award (other than the 2024 Director Awards (defined below)) will be canceled in exchange for the right to receive an amount in cash equal to the sum of (i) the product of (A) the Offer Price, multiplied by (B) the total number of Shares subject to such Company RSU Award, plus (ii) an amount equal to any dividend equivalent rights then accrued with respect to such Company RSU Award, plus (iii) any then-unpaid “cash award” granted in connection with the Company’s retention program in 2022. This cash amount will be subject to applicable tax withholding.

On June 6, 2024, the Company granted each of its non-employee directors an award of such number of time-vesting restricted stock units equal to $100,000, rounded to the nearest 100 shares of Class A Common Stock and based on a 20-trading day volume-weighted average price ending the day prior to the date of the grant (or, in the case of the Company’s Chairman, Mr. Wheat, such number of time-vesting restricted stock units equal to $150,000, rounded to the nearest 100 shares of Class A Common Stock and based on a 20-trading day volume-weighted average price ending the day prior to the date of the grant) (collectively, the “2024 Director Awards”). The 2024 Director Awards provide for vesting upon the Offer Acceptance Time only with respect to that number of Shares subject thereto equal to (i) a fraction, the numerator of which is the number of calendar months that have elapsed in whole or in part from and after June 6, 2024 through the Offer Acceptance Time and the denominator of which is twelve (12), multiplied by (ii) the total number of Shares subject thereto (rounded up), and all remaining Shares subject thereto shall be forfeited.

The following table sets forth the aggregate number of Shares subject to time-vesting Company RSU Awards held by each of the Company’s directors and executive officers as of June 6, 2024, and the aggregate cash consideration that would be payable upon consummation of the Merger for such Company RSU Awards based on the Offer Price of $8.50 per Share at the Offer Acceptance Time.

Name	Shares Subject to Time-Vesting Company RSU Awards (#)	Cash Amount for Time-Vesting Company RSU Awards ($)
Directors:
Douglas D. Wheat(1)	57,300	363,546
Rebecca K. DeLaet(1)	38,100	241,982
Joseph I. Kronsberg(1)	38,100	241,982
Elaine G. Luria(1)	38,100	241,982
Samuel H. Norton	552,075	4,889,096
John P. Reddy(1)	38,100	241,982
Julie E. Silcock(1)	38,100	241,982
Gary E. Taylor(1)	38,100	241,982
Other Executive Officers:
Richard L. Trueblood	121,967	1,199,328
Patrick J. O’Halloran	112,822	1,100,654
Damon M. Mote	111,300	1,087,566
Susan M. Allan	81,938	812,383

(1)	Outstanding Company RSU Awards held by each of the Company’s non-employee directors that were granted on June 15, 2023 will vest on June 15, 2024.

Treatment of Performance-Based Company RSU Awards

Immediately prior to the Offer Acceptance Time, each then-outstanding Company RSU Award that is subject to performance goal(s) for which the performance period is set to end in year 2024 (“2024 Company PRSU Awards”) will be canceled in exchange for the right to receive an amount in cash equal to the sum of (i) the product of (A) the Offer Price, multiplied by (B) the total number of Shares subject to such 2024 Company PRSU Award plus (ii) an amount equal to any dividend equivalent rights then accrued with respect to such 2024 Company PRSU Award, subject to applicable tax withholding. The number of Shares subject to a 2024 Company PRSU Award (and any related dividend equivalent rights), as applicable, will be determined based on the actual achievement of such performance goal(s), measured through the Offer Acceptance Time, up to a maximum of 150% of target level.

Immediately prior to the Offer Acceptance Time, each then-outstanding Company RSU Award that is subject to performance goal(s) as of immediately prior to the Offer Acceptance Time for which the performance period is originally scheduled to end in 2025 or 2026 will be canceled in exchange for the right to receive an amount in cash equal to the sum of (i) the product of (A) the Offer Price, multiplied by (B) the total number of Shares subject to such Company RSU Award, assuming target level achievement, plus (ii) an amount equal to any dividend equivalent rights then accrued with respect to such Company RSU Award or portion thereof (and any related dividend equivalent rights), as applicable, subject to applicable tax withholding (a “Target Cash Award”). Each Target Cash Award will no longer be subject to such performance goal(s), and will otherwise remain subject to the same terms, conditions, restrictions and vesting arrangements that were applicable to the corresponding Company RSU Award immediately prior to the Offer Acceptance Time. Each Target Cash Award will become payable by Parent (through the Company’s payroll) on the date that the applicable Company RSU Award would have become vested in accordance with its terms immediately prior to the Offer Acceptance Time or on the applicable holder’s earlier Good Leaver Termination (as defined below), and may be increased, but not decreased, by up to 50% based on performance goal(s) to be mutually determined by Parent and Company management as soon as practicable following the Effective Time. For purposes of each Target Cash Award, “Good Leaver Termination” means a termination of the employment of the holder of such award that, per the terms of the corresponding Company RSU Award, any employment agreement with such holder, or any other employee benefit plan of the Company in effect as of the Offer Acceptance Time, would have triggered accelerated vesting and payment of the corresponding Company RSU Award.

5

The following table sets forth the aggregate number of Shares subject to performance-vesting Company RSU Awards held by each of the Company’s directors and executive officers as of June 6, 2024, the aggregate cash consideration that would be payable upon consummation of the Merger for the 2024 Company PRSU Awards based on the Offer Price of $8.50 per Share at the Offer Acceptance Time (assuming that 2024 Company PRSU Awards are earned at 150% of target), and the aggregate cash consideration that would be payable for Target Cash Awards after all applicable time-vesting conditions are satisfied following consummation of the Merger based on the Offer Price of $8.50 per Share following the Offer Acceptance Time (assuming such awards are paid at target once earned).

Name	Shares Subject to Performance-Vesting Company RSU Awards (#)	Cash Amount for 2024 Company PRSU Awards Payable at Closing ($)	Amount of Target Cash Awards Eligible to be Earned After Closing ($)
Directors:
Douglas D. Wheat	-	-	-
Rebecca K. DeLaet	-	-	-
Joseph I. Kronsberg	-	-	-
Elaine G. Luria	-	-	-
Samuel H. Norton	714,367	3,286,625	2,863,928
John P. Reddy	-	-	-
Julie E. Silcock	-	-	-
Gary E. Taylor	-	-	-
Other Executive Officers:
Richard L. Trueblood	209,252	1,005,333	796,392
Patrick J. O’Halloran	193,153	927,986	735,121
Damon M. Mote	189,935	912,522	722,878
Susan M. Allan	128,875	573,032	536,449

Payments Upon Termination or Change of Control

CEO Employment Agreement

The Company previously entered into an employment agreement with Samuel H. Norton, OSG’s President, Chief Executive Officer and Director. This employment agreement provides that, if Mr. Norton is terminated without “Cause” or resigns for “Good Reason” (each, as defined in his employment agreement) during the two-year period following a change in control of the Company (such as the Offer and the Merger), then Mr. Norton will receive the following, in exchange for a release of claims:

●	Accrued or earned but unpaid amounts through the date of separation of service, including base salary, unused vacation time, business expense reimbursement, annual incentives, and vested but unsettled equity awards;

●	Twelve (12) months’ continuation of annual base salary;

●	continued exercisability of his vested stock options through the earlier of (i) one year from the date of termination and (ii) the full term of the stock option;

●	his full annual bonus for the year of separation;

●	accelerated vesting of any unvested time-based equity awards; and

●	vesting of unvested performance-based equity awards in accordance with the terms of the grant agreements, which provide for a prorated portion to vest at the end of the performance period to the extent the performance goals are achieved.

6

Other Executive Officer Employment Agreements

The Company previously entered into an employment agreement with Richard L. Trueblood, Vice President and Chief Financial Officer; Patrick J. O’Halloran, Vice President and Chief Operations Officer; Damon Mote, Vice President and Chief Administrative Officer; and Susan M. Allan, Vice President, General Counsel and Corporate Secretary. Each employment agreement provides that, if the executive officer is terminated without “Cause” or resigns for “Good Reason” (each, as defined in the applicable employment agreement) during the two-year period following a change in control of the Company (such the Offer and the Merger), then the executive officer will receive the following, in exchange for a release of claims:

●	accrued or earned but unpaid amounts through the date of separation of service, including base salary, unused vacation time, and business expense reimbursement;

●	twelve (12) months’ continuation of annual base salary;

●	the executive officer’s full target bonus for the year of separation;

●	vesting and continued exercisability of all stock options through the earlier of (i) one year from the date of termination or (ii) the full term of the stock option; and

●	accelerated vesting of all unvested equity awards (time-based and performance-based), with performance-based awards satisfied at the maximum level and vesting pro rata based on the date of separation.

Good Reason Waivers and Transaction Bonuses

The Company and Parent have entered into Good Reason Waivers with each of Messrs. Norton, O’Halloran, and Mote and Ms. Allan (each individually a “Waiver Executive” and, collectively, “Waiver Executives”), pursuant to which each Waiver Executive has waived his or her ability to resign for “Good Reason” under his or her employment agreement due to the mere occurrence of the Offer and Merger or any change in employment duties and responsibilities that reasonably result from the fact that the Company will cease to be publicly traded.

As an inducement for the Waiver Executives to waive his or her ability to resign for “Good Reason” under his or her employment agreement in connection with the Offer and Merger, Parent has agreed to negotiate new employment agreements with each of the Waiver Executives in good faith, which will provide for (i) compensation and benefits that are consistent in all respects with Parent’s employee-related obligations under the Merger Agreement, which are described under “—Treatment of Continuing Employees” below, and (ii) long-term incentive opportunities that provide substantially equivalent value as each Waiver Executive’s annual long-term equity-based compensation granted in 2024. If Parent fails to enter into a new employment agreement with any Waiver Executive before the 60th day following consummation of the Merger, that Waiver Executive’s Target Cash Awards will be accelerated and paid in full promptly thereafter, with performance-based awards paid assuming performance achievement at target.

As an additional inducement for the Good Reason Waivers and in recognition of the Waiver Executives’ contributions to the transaction, the Company agreed to pay the Waiver Executives the following transaction bonuses, subject to their continued employment with the Company through consummation of the Merger:

Name	Transaction Bonus Amount ($)
Samuel H. Norton	475,000
Patrick J. O’Halloran	125,000
Damon M. Mote	125,000
Susan M. Allan	125,000

Additionally, the Company agreed to provide Mr. Trueblood with a transaction bonus equal to $150,000 (“Transaction Bonus Letter”), less applicable withholdings and deductions, in recognition of his contributions to the Merger and subject to his continued employment with the Company through consummation of the Merger.

The foregoing summaries and descriptions of the material terms of the Transaction Bonus Letter and Good Reason Waivers do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Bonus Letter, which is filed as Exhibit (e)(3)(v) hereto and is incorporated herein by reference, and the full text of the Good Reason Waivers, which are filed as Exhibit (e)(3)(i), (ii),(iii), and (iv) and are incorporated herein by reference.

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Treatment of Continuing Employees

Parent has agreed to, or to cause an applicable subsidiary to, during the period commencing on the date on which the Merger closes (the “Closing Date”) and ending on December 31, 2025, provide each employee of the Company or any subsidiary for whom a contract with a union, labor organization or works council does not govern the terms and conditions of employment (a “Nonunion Employee”), who was a Nonunion Employee immediately prior to the Offer Acceptance Time, and who continues in employment with Parent or any subsidiary following the Effective Time (collectively, the “Continuing Employees”) with (i) a principal work assignment located at the same or a reasonably similar geographic location to such Continuing Employee’s geographic work location as in effect as of immediately prior to the Closing Date (including, if applicable, a remote work arrangement consistent with any such arrangement in effect as of the Closing Date), (ii) job responsibilities that are substantially comparable to the responsibilities of such Continuing Employee as of the Closing Date, other than job responsibilities that reasonably result from the Company’s transition to a non-publicly traded company, (iii) a base salary, base compensation, or regular hourly wage (whichever is applicable) and an annual or shorter-term cash incentive compensation opportunity that, in each case, is not less than the base salary, base compensation, or regular hourly wage and such short-term cash incentive compensation opportunity in effect for the applicable Continuing Employee as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, any special cash-based retention awards), and (iv) retirement, health, and welfare benefits (including, but not limited to, any health, welfare, vacation and select time, severance benefits, and retirement benefits) that are substantially similar (including, if applicable, with respect to costs for the applicable Continuing Employee) in the aggregate to the retirement, health, and welfare (including, but not limited to, any health, welfare, vacation and select time, severance benefits, and retirement benefits) provided or available to the applicable Continuing Employee as of immediately prior to the Effective Time.

In addition, for fiscal year 2025, Parent will, or will cause its applicable subsidiary to, provide each Continuing Employee with a long-term cash compensation opportunity that is substantially similar (including, at the discretion of Parent, shorter-term compensation opportunities with a substantially similar quantum of payment opportunities) to the long-term equity compensation opportunity granted to such Continuing Employee for fiscal year 2024, based on the dollar value of the target Shares covered by such long-term equity compensation opportunity on the grant date, and excluding any special retention or similar equity-based compensation provided prior to the Effective Time.

During the period commencing on the Closing Date and ending on the second anniversary thereof, the Company will provide each Continuing Employee whose employment is terminated by Parent or one of its subsidiaries with severance benefits and on terms and conditions, in each case, that are no less favorable than the severance benefits and protections such Continuing Employee had as of the date the Merger Agreement was executed.

Parent will also cause any employee benefit plans of Parent and its subsidiaries in which the Continuing Employees are entitled to participate after the Closing Date to take into account, for purposes of eligibility, vesting, and benefit accruals (other than benefit accruals under any defined benefit pension plan or as would result in a duplication of benefits), the Continuing Employees’ years of service prior to the Effective Time, as if such service were with Parent or its subsidiaries.

With respect to any employee benefit plans maintained by Parent and its subsidiaries for the benefit of the Continuing Employees following the Closing Date, Parent will, and will cause the Surviving Corporation and its subsidiaries to, use commercially reasonable efforts to (i) waive any eligibility requirements or pre-existing condition limitations or waiting period requirements with respect to any such plan providing medical, dental, pharmaceutical, vision, or mental health benefits to any Continuing Employee to the same extent waived under the analogous benefit plan of the Company prior to the Closing Date, and (ii) give effect, in determining any deductible, co-insurance, and maximum out-of-pocket limitations, to any eligible expenses paid by such employees during the calendar year in which the Effective Time occurs (or such later date on which a Continuing Employee commences participation in any new plan of the Surviving Corporation and its subsidiaries) under any analogous benefit plan of the Company.

For fiscal year 2025 and 2026, Parent will, or will cause its applicable subsidiary to, continue to maintain the Company’s annual bonus program for Continuing Employees who were executive officers immediately prior to the Offer Acceptance Time, with objective performance metrics equitably adjusted as needed to reflect the post-closing structure of the Company (which, pursuant to such adjustments, will be no less favorable to the executive officers than the terms of the Company’s annual bonus program).

Golden Parachute Compensation

For purposes of this Schedule 14D-9, the Company’s named executive officers consist of each of Messrs. Norton, Trueblood, O’Halloran, and Mote and Ms. Allan.

The table below assumes that (i) the Offer Acceptance Time occurs on June 6, 2024 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (ii) each named executive officer who remains in employment with the Company as of the date hereof experiences a termination without cause immediately following the Effective Time, (iii) the named executive officers’ base salaries remain unchanged from those in place as of the date of this Schedule 14D-9, (iv) no named executive officer receives any additional equity awards following the date of this Schedule 14D-9, (v) no named executive officer enters into any new agreement with the Company following the date of this Schedule 14D-9 or otherwise becomes legally entitled to additional compensation or benefits, and (vi) no payments or benefits are subject to a “net best cut-back” such that the payments or benefits that the executive receives in connection with a change in control would be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, if such reduction would result in a greater after-tax payment amount for the executive.

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The amounts shown in the table below includes the value of each named executive officer’s Company RSU Awards that will either be accelerated and paid out as of the Offer Acceptance Time or converted into Target Cash Awards but otherwise do not include amounts that the named executive officers would have been entitled to receive regardless of whether the Offer Acceptance Time has occurred, that were vested as of June 6, 2024, or that are provided under contracts, agreements, plans, or arrangements to the extent they do not discriminate in scope, terms, or operation in favor of a named executive officer and that are generally available to all of the Company’s salaried employees.

The estimated amounts below are based on multiple assumptions that may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the tables below.

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Samuel H. Norton	1,434,438	11,039,649	12,474,087
Richard L. Trueblood	781,313	3,001,054	3,782,367
Patrick J. O’Halloran	707,750	2,763,761	3,471,511
Damon M. Mote	698,038	2,722,966	3,421,004
Susan M. Allan	678,613	1,921,864	2,600,477

(1)	Cash. Represents (i) cash severance payments under each named executive officer’s employment agreement, as described in this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements —Arrangements Between the Company and its Directors and Executive Officers—Payments Upon Termination or Change of Control” above, and equal to 100% of the sum of the named executive officer’s base salary and annual bonus and (ii) each named executive officer’s transaction bonus payment, as described this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements —Arrangements Between the Company and its Directors and Executive Officers—Good Reason Waivers and Transaction Bonuses” above. The estimated amount of each type of payment is shown in the following table.

Name	Severance ($)(a)	Transaction Bonus ($)(b)	Total ($)
Samuel H. Norton	959,438	475,000	1,434,438
Richard L. Trueblood	631,313	150,000	781,313
Patrick J. O’Halloran	582,750	125,000	707,750
Damon M. Mote	573,038	125,000	698,038
Susan M. Allan	553,613	125,000	678,613

(a)	Represent “double trigger” payments (that is, payable by reason of the Merger, subject to a qualifying termination of the named executive officer’s employment within the two-year period following the Merger).
(b)	Represent “single trigger” payments (that is, payable solely by reason of the Merger, subject to each named executive officer’s continued employment or other service relationship through the Effective Time).

(2)	Equity. Represents (i) the value of Company RSU Awards held by each named executive officer that will be accelerated and cashed out at the Offer Acceptance Time, as described in this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements —Arrangements Between the Company and its Directors and Executive Officers—Treatment of Company Equity Awards in the Transactions” above, and (ii) the value of Target Cash Awards that will be held by each named executive officer and accelerated upon a qualifying termination, as described in this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements —Arrangements Between the Company and its Directors and Executive Officers—Treatment of Company Equity Awards in the Transactions” above, in each case, based on the Offer Price of $8.50 per Share. The estimated amount of each type of payment is shown in the following table.

Name	Company RSU Awards ($)(a)	Target Cash Awards ($)(b)	Total ($)
Samuel H. Norton	8,175,721	2,863,928	11,039,649
Richard L. Trueblood	2,204,662	796,392	3,001,054
Patrick J. O’Halloran	2,028,640	735,121	2,763,761
Damon M. Mote	2,000,088	722,878	2,722,966
Susan M. Allan	1,385,415	536,449	1,921,864

(a)	Represent “single trigger” payments (that is, payable solely by reason of the Merger, subject to each named executive officer’s continued employment or other service relationship through the Effective Time).
(b)	Represent “double trigger” payments (that is, payable by reason of the Merger, subject to a qualifying termination of the named executive officer’s employment at any time prior to the date the corresponding Company RSU Award would have become vested in accordance with its terms immediately prior to its conversion to a Target Cash Award).

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Section 16 Matters

The Company Board intends to adopt a resolution that, to the extent permitted, the disposition and conversion of all Company equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

Prior to the Offer Acceptance Time, the Company Board will take all steps reasonably required to approve, as an employment compensation, severance or other employee benefit arrangement within the meaning of Rule 14d-10(d) under the Exchange Act, and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act, certain compensation actions taken on and after May 19, 2024 that have not already been so approved.

Indemnification; Directors’ and Officers’ Insurance

OSG’s amended and restated certificate of incorporation (the “Charter”) and amended and restated bylaws (the “Bylaws”) provide that it will indemnify the directors and officers of OSG to the fullest extent permitted by applicable law. In addition, OSG (i) has in effect insurance policies for general officers’ and directors’ liability insurance covering all of its officers and directors and (ii) has entered into indemnification agreements with its current directors and certain of its officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements also provide for the advancement or payment of all expenses to the current directors and officers and for reimbursement to the Company if it is found that such director or officer is not entitled to such indemnification under applicable law.

All rights to indemnification, advancement of expenses and exculpation by OSG existing in favor of the current and former directors, officers, employees or agents of OSG or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of OSG or any of its subsidiaries (each, an “Indemnified Party” and, collectively, together with such person’s heirs, executors or administrators, the “Indemnified Parties”), as provided for in the Charter, the Bylaws, the certificate of incorporation or bylaws of any of OSG’s subsidiaries, in each case as in effect on the date of the Merger Agreement, or any other contract in effect on the date of the Merger Agreement will survive the Merger and will continue in full force and effect in accordance with their terms. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the amended Charter and the certificates of incorporation of any subsidiary of OSG to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses and exculpation provisions set forth in the Charter and certificates of incorporation of any subsidiary of OSG in effect as of the Merger Agreement. During such six (6) period (and for so long as any claim for indemnification remains pending thereafter), such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable law. Each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) any Indemnified Parties against any damages arising out of, relating to or in connection with the fact that such person is or was a director, officer, employee or agent of OSG or any of OSG’s subsidiaries or a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of OSG or any of OSG’s subsidiaries and (including in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time). In the event of any such actual or threatened action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such actual or threatened action and Parent shall pay to the fullest extent permitted under applicable law, subject to a receipt of an undertaking from any applicable Indemnified Party to whom expenses are advanced that such Indemnified Party will repay all such advances if it is ultimately determined by final and unappealable order that such Indemnified Party is not entitled to be indemnified or entitled to such advanced expenses, all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in the Merger Agreement.

For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by OSG and any of OSG’s subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by OSG prior to the date of the Merger Agreement in respect of the coverage required to be obtained pursuant to the Merger Agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount. OSG shall purchase, prior to the Offer Acceptance Time, a six (6) year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance maintained by OSG and any of OSG’s subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the Transactions. If such “tail” prepaid policy has been obtained by OSG prior to the Offer Acceptance Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance under the Merger Agreement.

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The indemnification obligations in the Merger Agreement shall survive the consummation of the Offer and the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such affected Indemnified Party.

In the event that the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume all of the indemnification obligations in the Merger Agreement. The agreements and covenants contained in the Merger Agreement shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to law, contract, or otherwise. Additionally, nothing in the Merger Agreement is intended to, shall be construed to, or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to OSG or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in the Merger Agreement is not prior to, or in substitution for, any such claims under any such policies.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Charter, the Bylaws, and the form of indemnification agreement, which are filed as Exhibits (e)(1), (e)(9), (e)(10) and (e)(11) to this Schedule 14D-9, respectively and are incorporated herein by reference.

Arrangements with Parent, Purchaser and their Affiliates

Ownership

As of May 16th, 2024, Parent and its parent company, Saltchuk Holdings, Inc., beneficially owned 15,203,554 Shares, or approximately 21.1%, of the Company’s outstanding Shares, based on 72,030,977 Shares outstanding as of May 16, 2024, excluding the Company Warrants (as defined below) exercisable for 507,535 Shares as of May 16, 2024.

Merger Agreement

On May 19, 2024, OSG, Parent and Purchaser entered into the Merger Agreement. The summary of material provisions of the Merger Agreement in Section 11 under the heading “The Tender Offer—Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer in Section 15 under the heading “The Tender Offer—Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights among OSG, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide OSG’s stockholders with information regarding the terms and conditions of the Merger Agreement. The Merger Agreement contains representations and warranties made by OSG to Parent and Purchaser and representations and warranties made by Parent and Purchaser to OSG. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement herein is intended to modify or supplement any factual disclosures about OSG, Parent or Purchaser in OSG’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by OSG to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among OSG, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about OSG, Parent or Purchaser. Other than the indemnification provisions of the Merger Agreement (which are discussed in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Indemnification; Directors’ and Officers’ Insurance” below), the rights of holders of Shares to receive the Offer Price and the Merger Consideration, as applicable, and the holders of Company Equity Awards and Company Warrants to receive the consideration described in the Merger Agreement, the rights of OSG (on behalf of stockholders) to pursue certain remedies on the stockholders’ behalf and the rights of certain financing sources of Parent and Purchaser as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in OSG’s or Parent’s public disclosure. Additionally, under the terms of the Merger Agreement, the Company is not permitted to declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or equity securities (other than dividends or distributions by a wholly owned subsidiary of the Company to the Company or to another wholly owned subsidiary of the Company), except that if the Offer Acceptance Time has not occurred on or prior to August 31, 2024, the Company Board may declare and the Company may pay to holders of Shares in cash each regular quarterly dividend that would have otherwise been declared and paid after August 31, 2024 at a rate not to exceed $0.06 per quarter and with record and payment dates consistent with past practice of OSG and corresponding distributions to the holders of Company Warrants in respect of the Shares into which the Company Warrants are exercisable.

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Pursuant to the Merger Agreement, and in accordance with the terms of the Warrant Agreement, dated as of August 5, 2014, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (the “Warrant Agreement”), any warrant to purchase Shares (each, a “Company Warrant”) surrendered at any time from or after the Offer Acceptance Time that has an exercise price per Share that is less than the Offer Price shall entitle the holder thereof to receive, upon the surrender of such Company Warrant in accordance with its terms, an amount in cash equal to the product of (x) the excess of the Offer Price over the applicable exercise price per Share of such Company Warrant and (y) the total number of Shares subject to such Company Warrant. As of June 6, 2024, there were outstanding Company Warrants to acquire a total of 507,535 shares of Class A Common Stock. The directors and executive officers of the Company hold no Company Warrants.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On February 27, 2024, Parent and OSG entered into a non-disclosure agreement (the “Confidentiality Agreement”), pursuant to which Parent agreed, subject to certain exceptions, to keep confidential nonpublic information about the Company in connection with Parent’s evaluation of OSG. The Confidentiality Agreement included a twelve (12) month standstill, which would cease to bind Parent upon the Company’s announcement of its entry into a transaction with another party. The Confidentiality Agreement is effective for an eighteen (18) month period.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Good Reason Waivers

Concurrently with the execution of the Merger Agreement, OSG and Parent have duly executed and entered into Good Reason Waivers (the “Good Reason Waivers”) with the four (4) Waiver Executives. The summary of the Good Reason Waivers under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Directors and Executive Officers—Payments Upon Termination or Change of Control Good Reason Waivers and Transaction Bonuses” is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board

At a meeting of the Company Board held on May 19, 2024, the Company Board unanimously:

●	determined that the terms of the Merger Agreement and all agreements and documents related thereto and contemplated thereby, were fair to and in the best interest of the Company and the Company’s stockholders;

●	declared that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable;

●	approved and adopted the Merger Agreement and the Transactions, including the Merger and the Offer, in accordance with the DGCL;

●	directed that the Merger be effected and governed by Section 251(h) and that the Merger be consummated as soon as practicable following the Offer Acceptance Time;

●	recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

●	authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions.

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Accordingly, for the reasons described in more detail below the Company Board unanimously recommends that the stockholders, other than Parent and its affiliates, accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Based on the knowledge and analysis of available information regarding the Company and consideration of factors described herein, the Company reasonably believes that the terms of the Merger Agreement and the Offer are fair to the stockholders other than Parent, Purchaser and their respective subsidiaries and affiliates. A joint press release, dated May 20, 2024, issued by the Company and Parent announcing the Offer and the entry into the Merger Agreement, is included as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Company Board and the Company’s senior management team, with the assistance of the Company’s advisors, regularly review the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward maximizing stockholder value. These reviews have included, from time to time, discussions as to the best use of the Company’s excess cash, including whether to repurchase Shares, issue dividends or raise capital and whether the continued execution of the Company’s strategy as a stand-alone company or potential mergers and acquisitions transactions (including a possible business combination with a third party or a possible sale of the Company to a third party) were likely to provide the best opportunity to maximize stockholder value.

In June 2021, Saltchuk Holdings, Inc. (“Saltchuk Holdings”), the parent company of Saltchuk Resources, Inc. (“Saltchuk” or “Parent”), the holder of 15,203,554 Shares, then representing approximately 17.5% of all outstanding Shares, submitted to the Company Board a written, unsolicited non-binding expression of interest pursuant to which Saltchuk Holdings proposed to acquire all of the outstanding Shares of the Company not already owned by Parent for $3.00 per Share in cash (the “June 2021 Saltchuk Proposal”). With the assistance of its financial advisor, Evercore, the Company approached several other potential acquirors of the Company to ascertain their interest in an acquisition transaction. The Company Board ultimately decided to enter into exclusive negotiations with Parent with respect to a potential transaction with Parent. In September 2021, Saltchuk Holdings notified the Company that, in light of continued uncertainty with respect to the pace and trajectory of the global pandemic recovery and its effects on the Company’s business and operations, Saltchuk Holdings was suspending discussions with the Company regarding a possible transaction.

Thereafter, Samuel H. Norton, the Chief Executive Officer of the Company, periodically engaged in dialogue with members of management of Saltchuk regarding the Company’s publicly disclosed financial results and other publicly disclosed developments with respect to the Company’s business.

On November 30, 2023, Mr. Norton met in person with representatives of a party with whom the Company has a significant commercial relationship, which we refer to as “Party A”. During the meeting, Mr. Norton and the representatives of Party A discussed a variety of topics. During the course of these discussions, the representatives of Party A indicated to Mr. Norton that Party A might be interested in exploring a potential acquisition of the Company in 2024. No transaction proposal was made by Party A or its representatives.

On December 5, 2023, the Company Board held a regularly scheduled meeting. During the meeting, Mr. Norton provided the Company Board with an overview of his discussion with the representatives of Party A, including their indication that Party A might be interested in exploring a potential acquisition in 2024. Following the meeting, Mr. Norton contacted Evercore to seek its advice regarding potential engagement by the Company with Party A with respect to its potential interest in a transaction with the Company.

On January 15, 2024, Mark N. Tabbutt, the President and Chairman of Saltchuk Holdings and Parent, called Mr. Norton to indicate that Saltchuk was considering submitting an indication of interest in pursuing a potential acquisition of the Company. No transaction proposal was made by Saltchuk or its representatives.

On January 16, 2024, at the direction of the Company, a representative of Evercore contacted a representative of Party A to ascertain whether Party A would be interested in pursuing a potential acquisition of the Company. The representative of Party A indicated that it may be interested and requested that the Company provide Party A with a draft non-disclosure agreement pursuant to which the Company could provide Party A with non-public information regarding the Company, to allow Party A to determine the extent of its interest in a transaction.

On January 18, 2024, a representative of the Company provided Party A with a draft non-disclosure agreement.

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On January 26, 2024, Mr. Tabbutt contacted Mr. Norton to inform him that Saltchuk would be sending a letter to the Company with respect to a potential acquisition of the Shares of the Company. Later that day, Saltchuk Holdings, on behalf of Saltchuk, submitted to the Company Board a written, unsolicited non-binding expression of interest in acquiring all of the outstanding Shares of the Company not already owned by Saltchuk for $6.25 per share in cash (the “January 26 Saltchuk Proposal”).

On January 29, 2024, Saltchuk filed with the SEC an amendment to its Schedule 13D containing the January 26 Saltchuk Proposal. The Company issued a press release announcing the receipt of the January 26 Saltchuk Proposal.

On January 29, 2024, the Company Board held a meeting to discuss the January 26 Saltchuk Proposal, Party A’s potential interest in an acquisition of the Company and the possibility of the Company Board exploring strategic alternatives for the Company. Members of management, representatives of Evercore and representatives of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) were present. At the meeting, representatives of Fried Frank presented an overview of the Company Board’s fiduciary duties in the context of the January 26 Saltchuk Proposal and the Company Board’s exploration of strategic alternatives generally. A representative of Evercore then reviewed with the Company Board the financial terms of the January 26 Saltchuk Proposal, the indication of interest that the Company Board had received from Saltchuk Holdings in June of 2021 and expressions of interest previously made by other parties, financial information regarding the Company and the Shares and potential next steps that may be taken by the Company Board. After discussion, the Company Board instructed Evercore to prepare a financial analysis of the January 26 Saltchuk Proposal based on the Company management’s financial projections for the Company. The Company Board also instructed Evercore to communicate to BDT & MSD Partners, LLC, Saltchuk’s financial advisor (“BDT & MSD”), that the Company Board was in the process of analyzing the January 26 Saltchuk Proposal with the assistance of Evercore and would respond in due course. Following that discussion, representatives of Evercore and Fried Frank left the meeting. The Company Board then approved the engagement of Evercore to serve as the Company’s financial advisor in connection with any evaluation of strategic alternatives undertaken by the Company Board. The Company Board approved the engagement of Evercore to serve as the Company’s financial advisor because it is a highly regarded investment banking firm with substantial experience with the Company and with transactions involving the shipping industry and did not, in the judgment of the Company Board, have any conflicts of interest that would impair its ability to serve as the Company’s financial advisor. The Company Board also approved the engagement of Fried Frank to serve as outside counsel to the Company. The Company Board approved the engagement of Fried Frank to serve as outside counsel to the Company because it is a highly regarded law firm with significant experience in mergers and acquisitions transactions.

On February 13, 2024, the Company Board held a meeting to discuss next steps with respect to its engagement with Saltchuk, Party A and other potential transaction counterparties. Members of management, representatives of Evercore and representatives of Fried Frank were present. A representative of Evercore reviewed with the Company Board the Company management’s financial projections for the Company and Evercore’s preliminary financial analysis of the January 26 Saltchuk Proposal and an analysis of other potential transaction alternatives. A representative of Evercore then led a discussion of potential responses to the January 26 Saltchuk Proposal, potential outreach to other third parties, including Party A, who might be interested in exploring a transaction involving the Company and a potential timeline to complete this outreach. After discussion, the Company Board instructed Evercore to reach out on behalf of the Company to other potential transaction counterparties, including Party A.

During the period from January 17, 2024 to February 27, 2024, Evercore contacted twenty-three (23) parties, of which nine (9) were potential strategic acquirors, and fourteen (14) were financial sponsors. These parties included Saltchuk, Party A, “Party B,” “Party C” and “Party D”. The Company also began to populate a comprehensive virtual data room (which we refer to as the “Data Room”).

During the period from January 18, 2024 to March 20, 2024, the Company negotiated and executed non-disclosure agreements with five (5) of the twenty-three (23) parties contacted by representatives of Evercore: Saltchuk, Party A, Party B, Party C and Party D. All five (5) of the negotiated non-disclosure agreements included standstill provisions that terminated upon the Company’s entry into or public announcement of an acquisition transaction, such that none of such parties that entered into a non-disclosure agreement with the Company is currently restricted from making a proposal to acquire the Company.

During the period from February 26, 2024 to March 23, 2024, the Company provided Saltchuk, Party A, Party B and Party C with access to the Data Room. Party D declined to engage with the Company following its execution of a non-disclosure agreement and so was not granted access to the Data Room.

On March 14, 2024, the Company Board held a meeting to discuss next steps with respect to the potential exploration of a strategic alternatives process. Members of management, representatives of Evercore and representatives of Fried Frank were present. A representative of Evercore provided the Company Board with an update on the status of Evercore’s outreach to potential transaction counterparties, including a description of the status of discussions with parties that had expressed an interest in participating in the process, as well as feedback received from parties that declined to participate in the process. The Company Board asked questions and a discussion ensued. After discussion, a representative of Evercore presented to the Company Board certain financial information and discussed a potential timeline for next steps in the process. A representative of Fried Frank then provided an overview of a key terms and conditions proposed to be reflected in the draft merger agreement that would be provided to potential counterparties. After discussion, the Company Board determined to establish a transaction committee of independent members of the Company Board (which we refer to as the “Committee”) to assist the Company Board in overseeing the strategic alternatives process. The Committee consisted of Douglas Wheat, the independent Chair of the Company Board and directors Rebecca DeLaet and Joseph Kronsberg.

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On March 18, 2024, a representative of Party B communicated to representatives of Evercore that Party B was no longer interested in pursuing an acquisition of the Company due to its inability to devise a tax efficient structure for a potential transaction with the Company.

Shortly thereafter, members of the Company’s management team met in person with representatives of each of Saltchuk and Party A to review the Company’s business and performance. Representatives of Saltchuk and Party A submitted follow-up questions regarding the Company’s business and financial performance to representatives of Evercore, who worked with the Company’s management team to respond to those questions. During this time, representatives of Evercore held discussions with representatives of Saltchuk and Party A to answer additional questions about the Company’s business. In addition, during this time the Company and its representatives responded to various legal and accounting due diligence inquiries from representatives of Saltchuk and Party A.

On March 22, 2024, Mr. Tabbutt met in person with Mr. Norton, during which Mr. Tabbutt discussed the operations and governance of the Saltchuk family of companies and conveyed to Mr. Norton that the continuity of the Company’s existing management team after a potential transaction was an important factor in Saltchuk’s evaluation of a potential acquisition of the Company. Mr. Norton indicated that he would be open to, and believed the vast majority of the Company’s management team would be open to, continuing to serve as executives of the Company following a transaction with Saltchuk.

Also on March 22, 2024, in a conversation between Mr. Norton and representatives of Party A, Mr. Norton communicated to Party A that he would be open to, and believed the vast majority of the Company’s management team would be open to, continuing to serve as executives of the Company following a transaction with Party A.

On March 25, 2024, at the direction of the Company, Evercore sent a process letter to Saltchuk, Party A and Party C, each of which had executed non-disclosure agreements. (As noted above, the other two (2) parties that signed non-disclosure agreements declined to engage further in the process and, therefore, were not provided with a process letter.) The process letter requested that indications of interest be submitted by 12:00 p.m. ET on April 10, 2024.

On April 2, 2024, a representative of Party C communicated to representatives of Evercore that Party C was not interested in an acquisition of the Company, but was potentially interested in acquiring only certain assets of the Company. Evercore communicated to Party C that the Company Board was not inclined to pursue a sale of a portion of the Company’s assets.

On April 8, 2024, a potential strategic acquiror, which we refer to as “Party E”, submitted to a member of management of the Company a written, unsolicited non-binding expression of interest in exploring a combination of Party E and the Company (the “April 8 Party E Communication”). The April 8 Party E Communication did not include any information regarding potential values of Party E or the Company in connection with any such combination, but nonetheless requested access to non-public information regarding the Company.

On April 10, 2024, representatives of Evercore received an indication of interest from each of Saltchuk and Party A. In its indication of interest, Saltchuk (i) proposed to acquire all of the outstanding Shares of the Company not already owned by Saltchuk for $6.55 per share in cash and (ii) requested a thirty (30) day period of exclusivity to complete its due diligence and enter into a definitive merger agreement (the “April 10 Saltchuk Proposal”). In its indication of interest, Party A proposed to acquire all of the outstanding Shares of the Company for $7.00 - $7.50 per share in cash (the “April 10 Party A Proposal”).

Later in the day on April 10, 2024, the Committee met to review the April 8 Party E Communication, the April 10 Saltchuk Proposal and the April 10 Party A Proposal and to discuss next steps. Members of management and a representative of Evercore were present. The representative of Evercore provided an overview of the April 8 Party E Communication and the financial terms of the April 10 Saltchuk Proposal and the April 10 Party A Proposal. The members of the Committee asked questions and a discussion ensued.

On April 12, 2024, the Company Board held a meeting to review the April 8 Party E Communication, the April 10 Saltchuk Proposal and the April 10 Party A Proposal and to discuss next steps. Members of management, representatives of Evercore and representatives of Fried Frank were present. A representative of Evercore provided an update with respect to recent developments related to the Company’s process, including the receipt of the April 8 Party E Communication. Evercore then reviewed with the Company Board the financial terms of the April 10 Saltchuk Proposal and the April 10 Party A Proposal. Representatives of Evercore then reviewed with the Company Board Evercore’s preliminary financial analysis of the April 10 Saltchuk Proposal and the April 10 Party A Proposal. After discussion, representatives of Evercore and Fried Frank discussed with the Company Board potential next steps. After discussion, the Company Board authorized management and Evercore to (i) communicate to representatives of Saltchuk that the April 10 Saltchuk Proposal was not at a price per Share of interest to the Company Board and that it would need to raise its proposed price to at least $8.50 per share for the Company Board to be prepared to engage further with Saltchuk and (ii) communicate to representatives of Party A that it would need to submit a revised proposal at a price of at least $8.50 per share for the Company Board to be prepared to engage further with Party A. The Company Board also determined not to engage further with Party E unless it provided a satisfactory explanation as to how it would finance a transaction, which Evercore was instructed to request from Party E.

On April 16, 2024, representatives of Evercore reached out to representatives of BDT & MSD and communicated the Company Board’s message to the BDT & MSD representatives.

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On April 17, 2024, representatives of Evercore had a conversation with representatives of Party E, during which representatives of Evercore communicated to representatives of Party E that the Company Board was not interested in a strategic combination with Party E and would instead prefer an all cash offer and that management of Party E should speak with their controlling shareholders and revert. Following this conversation, Party E did not engage further with Evercore or the Company.

On April 19, 2024, Mr. Norton contacted a representative of Party A and communicated the Company Board’s message to the Party A representatives.

On April 23, 2024, Saltchuk submitted a revised proposal pursuant to which it (i) proposed to acquire all of the outstanding Shares of the Company not already owned by Saltchuk for $8.50 per share in cash and (ii) requested a three (3) week period of exclusivity to complete its due diligence and enter into a definitive merger agreement (the “April 23 Saltchuk Proposal”).

On April 24, 2024, the Committee met to review the April 23 Saltchuk Proposal and to discuss next steps. Members of management, representatives of Evercore and representatives of Fried Frank were present. A representative of Evercore provided an overview of the financial terms of the April 23 Saltchuk Proposal and the messages that were delivered to both Saltchuk and Party A on April 16, 2024 and April 19, 2024, respectively, and also noted that Party A had indicated that it was interested in submitting a revised proposal to acquire all of the outstanding Shares of the Company. The members of the Committee asked questions and a discussion ensued. The members of the Committee considered that the Company had not yet received a revised proposal from Party A. A representative of Fried Frank then described to the Company Board Saltchuk’s request for exclusivity. After discussion, the Committee directed management and Evercore to (i) encourage Party A to submit a revised proposal as soon as possible, in light of the receipt of the April 23 Saltchuk Proposal, (ii) provide a draft merger agreement to Saltchuk and indicate to Saltchuk that the Company would consider granting exclusivity to Saltchuk but would first require feedback from Saltchuk with respect to any material issues related to the draft merger agreement and (iii) withhold any such grant of exclusivity until the Company had received and evaluated a revised proposal from Party A (or received an indication from Party A that it would not be submitting a revised proposal). Following the meeting, an initial draft of the merger agreement was provided to Saltchuk along with the request to provide feedback as soon as possible with respect to any material issues related to the draft merger agreement.

During the morning of April 26, 2024, Party A submitted a revised proposal pursuant to which it proposed to acquire all of the outstanding shares of the Company for $8.00 per share in cash (the “April 26 Party A Proposal”).

During the afternoon of April 26, 2024, the Committee met to review the April 26 Party A Proposal and to discuss next steps, including Saltchuk’s request for exclusivity. Members of management, representatives of Evercore and representatives of Fried Frank were present. A representative of Evercore provided an overview of the financial terms of the April 26 Party A Proposal. A representative of Evercore provided an overview of his discussions with representatives of BDT & MSD in which they indicated that Saltchuk had already secured (subject to completion of definitive documentation) financing to fund a transaction on the terms set forth in the April 23 Saltchuk Proposal. The representative of Evercore noted that representatives of Saltchuk had scheduled a meeting with Fried Frank to provide their feedback on the draft merger agreement that had been previously provided to Saltchuk. A representative of Fried Frank then led a discussion regarding Saltchuk’s request for exclusivity. After discussion, the Committee determined that it was in the Company’s best interest to grant Saltchuk a period of exclusivity and work expeditiously to enter into a definitive merger agreement based on the terms of the April 23 Saltchuk Proposal, assuming no concerning issues were raised during the meeting with Saltchuk’s representatives to discuss the draft merger agreement. Following the meeting, representatives of Fried Frank met with K&L Gates LLP, counsel to Saltchuk (“K&L Gates”), to discuss the draft merger agreement and later provided the Committee with a summary of that discussion, including that from Fried Frank’s perspective, no concerning issues had been raised by K&L Gates. Taking into account the terms of the April 23 Saltchuk Proposal, the terms of the April 26 Party A Proposal and the discussion between representatives of Fried Frank and K&L Gates, the Committee agreed to grant Saltchuk exclusivity and, during the evening of April 26, 2024, the Company entered into an exclusivity agreement with Saltchuk providing for an exclusivity period of three weeks in order for Saltchuk to complete its due diligence and enter into a definitive merger agreement.

On April 26, 2024, following the entry into the exclusivity arrangement between the Company and Saltchuk, Mr. Tabbutt and Mr. Norton exchanged messages regarding scheduling a meeting to discuss at a high level the going forward arrangements with members of management of the Company.

With the prior approval of Mr. Wheat, the independent Chairman of the Company Board, on May 1, 2024, Mr. Norton met in person with members of management of Saltchuk to discuss at a high level the going forward governance of the Company following the consummation of a potential transaction and Saltchuk’s general philosophy regarding compensation matters.

On May 5, 2024, representatives of K&L Gates provided representatives of Fried Frank with a mark-up of the draft merger agreement.

Between May 5, 2024 and May 19, 2024, representatives of Fried Frank and K&L Gates exchanged drafts of the merger agreement and participated in multiple discussions regarding the agreement. Representatives of Saltchuk and its advisors continued their due diligence review of the Company during this time.

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On May 9, 2024, a meeting of the Company Board took place to consider the proposed acquisition of the Company by Saltchuk for a purchase price of $8.50 per share in cash (the “Proposed Transaction”). Members of management, representatives of Evercore and representatives of Fried Frank were present. Representatives of Fried Frank reviewed the fiduciary duties of the Company Board with the directors and outlined the potential timetable to close the Proposed Transaction with Saltchuk. Representatives of Fried Frank also reviewed the key aspects of the revised drafts of the merger agreement received from K&L Gates, including remaining open points, particularly, Saltchuk’s proposed restriction on the Company’s ability to pay its regular quarterly dividend between the signing and closing of the Proposed Transaction. Representatives of Evercore then reviewed Evercore’s financial analysis with respect to the Proposed Transaction. Following that discussion, representatives of Evercore indicated that, if requested, Evercore would be prepared to render to the Company Board its opinion with respect to the fairness of $8.50 per Share in cash to be received by the holders of Class A Common Stock in the Proposed Transaction. The Company Board instructed management, Evercore and Fried Frank to continue to move forward with negotiations with Saltchuk with respect to the Proposed Transaction.

On May 15, 2024, representatives of Saltchuk indicated that it would require certain members of management to enter into waiver agreements concurrently with the execution of the definitive merger agreement, under which those members of management would waive their right to claim that the consummation of the Proposed Transaction constituted a “good reason” termination under their employment arrangements (the “Good Reason Waivers”). The Good Reason Waivers are summarized in more detail below (see “— Arrangements with Parent, Offeror and their Affiliates”).

On May 17, 2024, representatives of Fried Frank provided representatives of K&L Gates with an initial draft of the form of Good Reason Waiver. Between May 17, 2024 and May 19, 2024, representatives of Fried Frank and K&L Gates exchanged drafts of the form of Good Reason Waiver and participated in multiple discussions regarding the agreements. In addition, during this time, Mr. Norton and members of management of Saltchuk engaged in conversations regarding the terms of the form of Good Reason Waiver.

On May 17, 2024, Saltchuk’s three week exclusivity period expired and, at the request of Saltchuk, the Company agreed to extend the exclusivity period through May 19, 2024.

During the afternoon of May 19, 2024, a meeting of the Company Board took place to consider the Proposed Transaction. Members of management, representatives of Evercore and representatives of Fried Frank were present. Representatives of Evercore and Fried Frank provided the Company Board with an overview of recent developments since the meeting of the Company Board on May 9, 2024, including the status of the various documents to be entered into in connection with the Proposed Transaction. Representatives of Fried Frank then provided an overview of the negotiations with Saltchuk, noting that such negotiations were substantially complete and that, following the meeting of the Company Board, Saltchuk should be in a position to enter into a definitive merger agreement with respect to the Proposed Transaction. Following that discussion a representative of Evercore reviewed Evercore’s financial analysis with respect to the Proposed Transaction summarized below (see “— Opinion of Evercore”) and rendered to the Company Board Evercore’s oral opinion which was, following execution of the definitive documentation in respect of the Proposed Transaction, subsequently confirmed by delivery of a written opinion from Evercore, dated as of May 19, 2024, to the effect that, as of that date and subject to the limitations, qualifications and assumptions set forth in the written opinion, the $8.50 in cash per Share to be received by the holders of Class A Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders, other than Parent and its affiliates (see “— Opinion of Evercore” for further details). Representatives of Fried Frank then provided an overview of the resolutions to be adopted by the Company Board in connection with approving the Proposed Transaction. After considering the foregoing and taking into consideration the factors described under “—The Solicitation or Recommendation”, the Company Board unanimously: (i) determined that it was fair to and in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and declared the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, advisable, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, in accordance with the DGCL, (iii) resolved that the Merger would be effected under and governed by Section 251(h) of the DGCL and that the Merger would be consummated as soon as practicable following the Offer Acceptance Time and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Offeror pursuant to the Offer, in each case, on the terms and conditions of the Merger Agreement.

Following the meeting of the Company Board on May 19, 2024, the Company, Parent and Offeror executed the Merger Agreement. Certain members of management of the Company entered into Good Reason Waivers with Parent and the Company concurrently with the execution of the Merger Agreement. The Good Reason Waivers are summarized in more detail below (see “—Arrangements with Parent, Offeror and their Affiliates”). The following morning, on May 20, 2024, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

On June 10, 2024, Parent and Offeror commenced the Offer and filed the Schedule TO.

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Reasons for the Recommendation; Fairness of the Offer and Merger

In evaluating the Merger Agreement, the Company Board consulted with the Company’s senior management, Fried Frank, counsel to OSG, and Evercore Group L.L.C. (“Evercore”), OSG’s financial advisor, and unanimously:

●	determined that the terms of the Merger Agreement and all agreements and documents related thereto and contemplated thereby, were fair to and in the best interest of the Company and the Company’s stockholders;

●	declared that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable;

●	approved and adopted the Merger Agreement and the Transactions, including the Merger and the Offer, in accordance with the DGCL;

●	directed that the Merger be effected and governed by Section 251(h) and that the Merger be consummated as soon as practicable following the Offer Acceptance Time; and

●	recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching these conclusions, the Company Board considered a number of factors including, without limitation, the following (not necessarily in the order of importance):

●	Attractive Price. The fact that, in the judgment of the Company Board, the $8.50 per share in cash payable under the Merger Agreement, taking into account the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the all-cash consideration, is more favorable to the Company stockholders than the potential value expected from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account near-term and longer term uncertainties associated with continued independence.

●	Extensive Strategic Alternatives Review. The fact that the Company Board had engaged in an extensive and lengthy review of strategic alternatives, with the assistance of Evercore, and explored solicited and unsolicited interest in a potential sale of the Company, including the fact that, at the direction of the Company Board, prior to the signing of the Merger Agreement, Evercore contacted twenty-three (23) third parties who the Company Board and management believed would be among the most likely to be interested in a potential acquisition of the Company about such an acquisition. In particular, the Company considered the fact that it negotiated six (6) confidentiality agreements, five (5) of which were executed, and that, in addition to Saltchuk, only one other party contacted by Evercore provided an offer to acquire the Company as part of the process and that offer was at $8.00 per Share, less than the $8.50 per Share payable under the Merger Agreement.

●	Compelling Premium. The $8.50 per Share in cash payable under the Merger Agreement represents a compelling premium to historical market prices for the shares of the Class A Common Stock. Such per Share amount represents a premium of approximately:

●	(i) sixty-one percent (61%) over the Company’s 30-day volume-weighted average price on January 26, 2024, the last day of trading before Saltchuk submitted its initial non-binding indication of interest;

●	(ii) forty-four percent (44%) over the Company’s closing stock price of $5.90 on January 26, 2024; and

●	(iii) thirty-six percent (36%) over Saltchuk’s initial indicative price of $6.25 per share.

●	Cash Consideration. The Merger Agreement provides for the consideration to be paid in the Offer and the Merger to be so paid solely in cash, which provides certainty and immediate liquidity and value to the Company’s stockholders, enabling the Company’s stockholders to realize the value that has been created while eliminating long-term business and execution risk.

●	Negotiations with Saltchuk. The arm’s-length negotiations with Saltchuk undertaken by the Company Board and its advisors following Saltchuk’s submission of its initial unsolicited indication of interest, and the terms of the Merger Agreement that have been obtained through such negotiations.

●	Saltchuk’s acquisition proposal on January 27, 2024 proposed to acquire all of the Company’s outstanding Class A Common Stock at a price of $6.25 per share in cash.

●	After the Company Board received Saltchuk’s initial proposal, the Company Board and Saltchuk engaged in negotiations, which led to the terms set forth in the Merger Agreement, providing for Saltchuk’s acquisition of the Company at a price of $8.50 per share in cash.

●	The Company’s Current Condition. The Company’s financial condition (including cash position and liabilities), results of operations, competitive position and business strategy (as well as the accompanying risks), the nature of the shipping industry, on both historical and prospective bases, the current and historical trading prices of the Company’s stock, including the trading price of the Company’s stock relative to those of other industry participants and general market indices, and current industry, regulatory, economic and market conditions, trends and cycles.

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●	The Company’s Future Prospects. The Company’s future prospects if it were to remain independent, including the prospects with respect to its current and future bareboat and time charter contracts, the Company’s financing needs, the Company’s relationship with its manufacturers, vendors and other commercial counterparties and the risks associated with the foregoing, including as noted below.

●	Risks Associated with Continued Independence. The risks associated with continuing to operate the Company as a stand-alone public company, including financing-related risks, risks related to acts of war or any outbreak or escalation of hostilities, sabotage or terrorism, cyber-terrorism, cyber-espionage or cyber-war, risks related to the price of ship fuel, piracy, international or intranational hostilities, disputes or conflicts affecting shipping, execution risks, risks relating to the achievability of the Company’s financial projections and the potential risk that the market may not fully reflect the value of the Company’s programs in the Company’s stock price.

●	Strategic Alternatives. The potential values, benefits, risks and uncertainties facing the Company’s stockholders associated with possible alternatives to the Transaction (including the alternative of remaining as a stand-alone public company), and the timing and likelihood of accomplishing any alternatives, including whether any such alternative, on a risk-adjusted basis, is reasonably likely to create value for the Company’s stockholders greater than or equal to the Offer Price, and the Company’s ability, subject to the terms and conditions of the Merger Agreement, to respond to competing proposals, engage in discussions and negotiations regarding competing proposals and ultimately accept a superior proposal from another acquiror.

●	Financial Advisor and Fairness Opinion. The advice and financial analyses provided by the Company’s Board’s financial advisor, Evercore, and the oral opinion rendered by Evercore, which was subsequently confirmed by delivery of a written opinion dated May 19, 2024, that, as of such date and based upon and subject to the various factors and assumptions set forth therein, the Offer Price and the Merger Consideration (as defined in Evercore’s opinion) proposed to be paid to the holders of Shares (other than as specified in Evercore’s opinion) was fair, from a financial point of view, to such holders, other than Parent and its affiliates.

●	Independent Legal Counsel. The Company’s retention of Fried Frank as independent legal counsel to the Company.

●	Terms of the Merger Agreement. The terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to consummate the Transactions and their respective ability to terminate the Merger Agreement. The Company Board considered the following, among other terms of the Merger Agreement, in connection with its evaluation of the Merger Agreement:

●	Unsolicited Acquisition Proposals. While the terms of the Merger Agreement restrict the Company from soliciting alternative acquisition proposals, the Merger Agreement permits the Company to enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal and/or furnish to any such person non-public information relating to the Company pursuant to a confidentiality agreement if the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that the proposal constitutes, or is reasonably expected to result in, a “Superior Proposal” (as defined in the Merger Agreement) and that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable law, subject to certain restrictions and procedures imposed by the Merger Agreement.

●	Change of Recommendation. The Merger Agreement permits the Company Board to withdraw or modify its respective recommendation (subject to certain restrictions and compliance with certain procedures imposed by the Merger Agreement) either:

●	following the receipt of an unsolicited, written, bona fide acquisition proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a Superior Proposal and that failure to effect a change in recommendation in light of such Superior Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable law; or

●	in response to an “Intervening Event” (as defined in the Merger Agreement).

●	Termination of Merger Agreement to Accept a Superior Company Proposal. The Merger Agreement permits the Company to terminate the Merger Agreement to accept a Superior Proposal, subject to certain restrictions and requirements, including the Company’s payment of the Company Termination Fee (as defined below).

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●	Company Termination Fee; Limitations on Liability Except for Fraud and Willful Breach. The Merger Agreement obligates the Company to pay a termination fee (the “Company Termination Fee”) of $19,600,000 (representing approximately 3% of the equity value implied by the Offer Price) in certain circumstances in which the Merger Agreement is terminated (including in the event of a termination related to a Superior Proposal). In circumstances where the Company Termination Fee is paid, the Merger Agreement provides that it shall be the sole and exclusive remedy of Parent, except in the case of actual or intentional fraud under Delaware law or “Willful Breach” (as defined in the Merger Agreement).

●	Lack of Financing Condition. The Transactions are not subject to a financing condition and Parent represented to the Company in the Merger Agreement that it will have sufficient financial resources at the Closing (as defined in the Merger Agreement) to pay the $8.50 per share in cash payable under the Merger Agreement.

●	Interim Covenants. The Merger Agreement provides for certain interim covenants restricting the Company’s ability to take certain actions prior to closing without Parent’s consent while still leaving sufficient flexibility to allow the Company to continue its operations in the ordinary course.

●	February 19, 2025 Termination Date. The Merger Agreement provides for an approximately 9-month period before the occurrence of the “Termination Date,” upon which either party may generally terminate the Merger Agreement if the Offer Acceptance Time shall not have occurred.

●	Company Material Adverse Effect. The Merger Agreement includes a “Company Material Adverse Effect” definition that includes a number of customary exceptions and is generally difficult to establish under Delaware law.

●	Specific Performance. The Merger Agreement provides that the Company may obtain specific performance of Parent’s obligations under the Merger Agreement.

●	Speed and Likelihood of Consummation. The anticipated timing of the consummation of the Transactions, including the structure of the Transactions as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders who tender their Shares in the Offer to receive their Merger Consideration in a relatively short time frame. Additionally, the fact that it is likely that the Transactions will be consummated in light of, among other things, (i) the Merger Agreement’s limited closing conditions (including the absence of any financing condition or any condition requiring a minimum level of cash held by the Company and the fact that the Transactions are not subject to the conditionality and execution risk of any required approval by Parent’s stockholders) and (ii) the fact that Saltchuk is a beneficial owner of 21.1% of the outstanding Class A Common Stock (based on 72,030,977 Shares outstanding as of May 16, 2024, excluding the Company Warrants exercisable for 507,535 Shares as of May 16, 2024), which increases the likelihood that the Minimum Condition will be satisfied.

●	Business Reputation of Saltchuk and Purchaser. The Company Board considered the positive business reputation, management and financial resources of Saltchuk and Purchaser with respect to the Transactions and their ability to fund the Transactions and continue to successfully operate the Company upon consummation of the Transactions.

●	Other Indications of Value. The indications of the Company’s value derived from various past events and market information.

●	Appraisal Rights. The Company’s stockholders who do not tender their Shares in the Offer and are entitled to demand appraisal for such Shares in accordance with, and otherwise comply with, with the requirements of Section 262 of the DGCL will have the right to seek appraisal for the fair value of such Shares in accordance with the DGCL unless and until any such stockholder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL.

Without limiting the foregoing, in the course of reaching any decision, the Company Board also considered certain countervailing factors and risks to the Company and its stockholders relating to the Transactions including, but not limited to, the following (which are not necessarily in the order of relative importance):

●	Risks Associated with the Failure to Consummate the Merger. The risks and costs to the Company if it fails to consummate the Transactions, including the transaction expenses and opportunity costs associated therewith and the possibility of disruption to the Company’s operations, diversion of management and employee attention, increased employee attrition, adverse effects on the Company’s business, vendor and other commercial relationships, a decline in the trading price of the Company’s stock and adverse effects on the market’s perception of the Company and its prospects.

●	Restrictions on the Interim Operation of the Company’s Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger provided for under the Merger Agreement, including covenants that the Company operate in the ordinary course of business and refrain from taking certain actions without Parent’s consent, including financing transactions, which, in the event Parent’s consent is withheld, could delay or prevent the Company from undertaking business opportunities that may arise pending the consummation of the Merger and otherwise limit the Company’s operations prior to closing.

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●	Company Termination Fee; Liability for Willful Breach. The possibility that the Company may be obligated to pay the Company Termination Fee in certain circumstances, and the possibility that, even in circumstances where the Company Termination Fee is paid, the Company could still be subject to liability for actual or intentional fraud under Delaware law or Willful Breach. The possibility that Parent could breach the Merger Agreement, and the Company could be unsuccessful in obtaining specific performance.

●	Other Restrictions in the Merger Agreement; The Existing Ownership by Saltchuk. The other restrictions in the Merger Agreement, including with respect to soliciting other proposals and the ability of the Company Board to change its recommendation. Saltchuk owns approximately 21.1% of the outstanding Shares of the Company. As a result, the Minimum Condition will be satisfied if 29% of the Company’s outstanding Class A Common Stock validly tender and do not validly withdraw their Shares in the Offer. The directors and executive officers own approximately 6.9% of the outstanding Class A Common Stock of the Company.

●	Participation in Future Gains. If the Transactions are consummated, the Company will no longer be a stand-alone public company and the Company’s stockholders will forgo any future increase in the Company’s value that might result from its earnings or possible growth.

●	Stockholder Litigation. The prospect of litigation from stockholders or other constituents relating to the Transactions and the potential costs and distractions associated therewith.

●	Insider Interests. The fact that the Company’s directors and officers may have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders (for more information, please see the section “— Arrangements Between the Company and its Directors and Executive Officers”).

●	Taxable Transaction. The fact that an all-cash transaction would generally be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Company Board in its consideration of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, but instead includes specified factors that the Company Board considered in evaluating the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. In view of the complexity and wide variety of factors in connection with the Company Board’s evaluation of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, the Company Board may not find it practical to quantify, rank or otherwise assign relative weights to the different factors in reaching their respective decisions. In addition, in considering the factors described above, the Company Board may give different weight to different factors.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority), although there are no agreements requiring such persons to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

The Company does not, as a matter of course, regularly prepare long-term projections or publicly disclose long-term forecasts or internal projections as to future performance or results of operations, including future earnings, or other results, due to, among other things, the inherent unpredictability of the underlying assumptions, estimates and projections.

However, in connection with the Company Board’s review and evaluation of the Transactions and other strategic alternatives available to the Company, the Company’s management, at the direction of the Company Board, prepared certain non-public, unaudited prospective financial information for fiscal years 2024 through 2030 of the Company on a standalone basis (as summarized below), reflecting the currently available estimates and judgments of the Company’s management (the “Projections”). The Projections were provided to the Company Board for purposes of considering, analyzing and evaluating the Transactions. In addition, the Projections were provided to Evercore, and the Company Board directed Evercore to use the Projections in its financial analyses and fairness opinion, as described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.” The Projections were made available to other bidders (including Parent) as part of the strategic review process.

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Cautionary Statements

The summary of the Projections is included in this Schedule 14D-9 solely to provide the Company’s stockholders access to certain financial information that was made available to the Company Board and Evercore, and is not being included in this Schedule 14D-9 to influence the decision of any stockholder of the Company regarding whether to tender Shares in the Offer or for any other purpose. The Projections may differ from publicly available analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the Transactions and the announcement of the Transactions. In addition, the Projections do not take into account any adverse effects that may arise out of the termination of the Transactions, and should not be viewed in that context. The Projections should not be utilized as public guidance and will not be provided in the ordinary course of the Company’s business in the future.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Projections were developed, with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. Since the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Company’s product candidates, business or results of operations.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants. In addition, no independent registered public accounting firm or any other independent accountant provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm or any other independent accountant has audited, reviewed, compiled, examined or otherwise performed any procedures with respect to the Projections or expressed any opinion or any form of assurance with respect thereto.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. None of the Company, its affiliates, officers, directors, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of the Company or any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any of the Company’s stockholders or other person regarding the information included in the Projections or the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved or the overall future performance of the Company. The Projections also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The Projections were prepared assuming the Company’s continued operation as a standalone, publicly traded company, without giving effect to the Transactions, any changes to the Company’s operations or strategy that may be implemented following consummation of the Transactions, any costs incurred in connection with the Transactions, or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Company’s actual future financial results may differ materially from those expressed or implied in the Projections, including many that are beyond the Company’s ability to control or predict. The Company cannot assure you that any of the Projections will be realized or that the Company’s future financial results will not materially vary from the Projections. The Company’s management believed the assumptions used in the preparation of the Projections to be reasonable at the time they were made, including, but not limited to, assumptions relating to the general business, market share, the effect of global economic, geopolitical, regulatory, market and financial conditions, competition, pricing, market exclusivity, selling, general and administrative expenses, effective tax rate, ability to raise future capital and other relevant factors specific to the Company’s business, such as future rates for chartering of vessels. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Projections.

Certain of the measures included in the Projections, including unlevered free cash flow, levered free cash flow, and EBITDA, are financial measures that are not calculated in accordance with GAAP. The Company’s management included such measures in the Projections because it believes that such measures may be useful in evaluating, on a prospective basis, the potential operating results and cash flow of the Company. Such non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and may not be comparable with similar titles used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Evercore for purposes of their financial analyses as described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.” or by the Company Board in connection with its consideration of the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of any financial measures included in the Projections.

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None of the Company or any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile any information contained in the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.

The summary below of the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in its public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the summary of the Projections included below, including in making decisions as to whether to tender their Shares in the Offer.

Projections

($ in millions)	Q2 ‘24	Q3 ‘24	Q4 ‘24	2024	E	2025	E	2026	E	2027	E	2028	E	2029	E	2030	E
Total Revenue	$113	$113	$124	$461		$500		$532		$512		$503		$483		$448
Less: Vessel Operating Expenses	$(42)	$(42)	$(44)	$(169)		$(183)		$(187)		$(192)		$(197)		$(192)		$(185)
Less: Charter-in Expenses	$(17)	$(17)	$(17)	$(68)		$(68)		$(68)		$(68)		$(68)		$(64)		$(64)
Less: Profit Sharing (BB-Chartered Jones Act MR Tanker)	-	-	-	-		$(10)		$(18)		$(12)		$(10)		$(8)		$(7)
Less: Start Expense Amortization	$(0)	$(0)	$(0)	$(0)		-		-		-		-		-		-
Less: G&A	$(8)	$(8)	$(8)	$(32)		$(33)		$(34)		$(35)		$(36)		$(35)		$(33)
Adjusted EBITDA	$47	$46	$55	$191		$207		$225		$206		$192		$183		$159
Plus: Proceeds on Vessel Disposal	-	-	-	-		-		-		-		-		-		$9
Less: Drydock Capex	$(5)	$(11)	$(7)	$(28)		$(50)		$(9)		$(28)		$(35)		$(32)		$(55)
Less: Suezmax Engine Upgrade / Other Vessel Capex	$(7)	$(19)	$(4)	$(37)		$(18)		$(11)		-		-		-		-
Less: Other Capex	$(0)	$(0)	$(0)	$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)
Less: Change in Net Working Capital	$(1)	$(1)	$7	$6		$(4)		$5		$(1)		$(3)		$1		$(7)
Less: Unlevered Cash Taxes	$(0)	$(0)	$(0)	$(0)		$(0)		$(24)		$(21)		$(18)		$(16)		$(14)
Unlevered Free Cash Flow	$34	$14	$50	$130		$134		$185		$154		$135		$134		$89

Opinion of Evercore Group L.L.C.

The Company retained Evercore to act as its financial advisor in connection with the Company’s evaluation of strategic and financial alternatives, including the Transactions. As part of this engagement, the Company requested that Evercore evaluate the fairness, from a financial point of view, of the Offer Price and the Merger Consideration to be received by the holders of Class A Common Stock, other than Parent and its affiliates, in the Transactions. At a meeting of the Company Board held on May 19, 2024, Evercore rendered to the Company Board its opinion to the effect that, as of that date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the Offer Price and the Merger Consideration to be received by the holders of Class A Common Stock in the Transactions was fair, from a financial point of view, to such holders of Class A Common Stock, other than Parent and its affiliates.

The full text of the written opinion of Evercore, dated May 19, 2024, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The Company encourages you to read the opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Company Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The opinion does not constitute a recommendation to the Company Board or to any other persons in respect of the Transactions, including as to whether any holder of Class A Common Stock should tender shares of Class A Common Stock pursuant to the Offer or take any other actions in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transactions.

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In connection with rendering its opinion, Evercore, among other things:

●	reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant;

●	reviewed certain internal projected financial data relating to the Company prepared and furnished to Evercore by management of the Company, as subjected to certain sensitivity analyses conducted by Evercore at the direction of management of the Company and, on such basis, as approved for Evercore’s use by the Company, which we refer to as the Projections and which are described in more detail in this Item 4 under the heading “The Solicitation or Recommendation—Certain Financial Projections”;

●	discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Projections (including their views on the risks and uncertainties of achieving the Projections);

●	reviewed the reported prices and the historical trading activity of the Class A Common Stock;

●	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

●	compared the financial performance of the Company and the valuation multiples relating to the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

●	reviewed the financial terms and conditions of the Merger Agreement; and

●	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and Evercore has not assumed responsibility or liability for any independent verification of such information), and Evercore further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections, Evercore assumed with the Company’s consent that they were reasonably prepared on bases reflecting the best currently available estimates and good-faith judgments of management of the Company as to the future financial performance of the Company. Evercore expressed no view as to the Projections or the assumptions on which they are based.

For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transactions or reduce the contemplated benefits to the holders of Class A Common Stock of the Transactions.

Evercore did not conduct a physical inspection of the properties or facilities of the Company and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of May 19, 2024 and the financial, economic, market and other conditions as they existed and could be evaluated as of that date. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Class A Common Stock, other than Parent and its affiliates, from a financial point of view, of the Offer Price and the Merger Consideration. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price, the Merger Consideration or otherwise. Evercore was not asked to, nor did Evercore express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion did not address the relative merits of the Transaction as compared to other business or financial strategies that might have been available to the Company, nor did it address the underlying business decision of the Company to engage in the Transactions. Evercore’s opinion did not constitute a recommendation to the Company Board or to any other persons in respect of the Transactions, including as to whether any person should tender shares of Class A Common Stock in the Offer or take any other action in respect of the Transactions. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

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Set forth below is a summary of the material financial analyses reviewed by Evercore with the Company Board on May 19, 2024, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore in connection with its opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before May 19, 2024, and is not necessarily indicative of current market conditions.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which were beyond the control of the Company. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, were not necessarily indicative of actual values or predictive of future results or values, which may have been significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities did not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may have been sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews were inherently subject to substantial uncertainty.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analyses

Discounted Cash Flow Analysis

Evercore performed discounted cash flow analyses of the Company to calculate the estimated present value of the unlevered free cash flow (as described in this Item 4 under the heading “The Solicitation or Recommendation—Certain Financial Projections”) that the Company was forecasted to generate during the Company’s fiscal years 2024 through 2050 based on the Projections. Evercore analyzed the Company’s cash flows across multiple scenarios by applying a sensitivity analysis to long-term charter rates (after firm charters and likely option extensions have expired) of positive 5.0% to negative 15.0%, which range was selected based on guidance from Company management and Evercore’s professional judgment and experience, to estimate the unlevered, after-tax free cash flows that the Company was forecasted to generate. The cash flows in each case were then discounted to present value as of March 31, 2024 using discount rates ranging from 10.00% to 11.00%, which were based on an estimate of the Company’s weighted average cost of capital, and the mid-year cash flow discounting convention taking into account, among other factors, the impact of estimated cost of equity based on application of the capital asset pricing model, details regarding the capitalization of the Company and other public companies deemed most relevant to consider, and its professional judgment given the nature of the Company’s business and its industry. Based on this range of implied enterprise values, the Company’s estimated net debt as of March 31, 2024 (calculated as total debt (excluding the Company’s right-of-use operating lease liability), less cash and cash equivalents), and the number of fully diluted shares of Class A Common Stock, in each case as provided by the Company’s management, this analysis indicated a range of implied equity values per share of Class A Common Stock of $5.86 to $10.65.

Selected Public Companies Trading Analysis

Evercore reviewed and compared certain financial information of the Company to corresponding financial multiples for the selected publicly traded companies that are in the international shipping industry, which we refer to as International Tanker Companies.

Evercore considered companies that are subject to the Jones Act (specifically, Kirby Corporation and Matson, Inc.), but ultimately decided that the business models and dynamics in the markets in which these companies operate were too different to be relevant for analytical purposes.

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For each of the International Tanker Companies, which included (i) product tanker companies Scorpio Tankers Inc., Hafnia Limited, TORM plc and Ardmore Shipping Corporation, (ii) crude tanker companies DHT Holdings, Inc. and Okeanis Eco Tankers Corp., and (iii) crude / product mixed tanker companies Frontline plc, International Seaways, Inc., Teekay Tankers Ltd. and Tsakos Energy Navigation (TEN) Ltd, Evercore calculated enterprise value (defined as equity market capitalization plus total debt, plus preferred equity, plus minority interest, less unconsolidated assets, less cash and cash equivalents, as applicable) as a multiple of the estimated EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the 2024 and 2025 calendar years, which we refer to as 2024E Enterprise Value / EBITDA and 2025E Enterprise Value / EBITDA; in each case, based on closing share prices as of May 17, 2024. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates.

	Enterprise Value / EBITDA
International Tanker Companies	2024E		2025E
Product Tankers
Mean	5.2	x	6.2	x
Median	5.1	x	6.1	x
Crude Tankers
Mean	6.6	x	5.7	x
Median	6.6	x	5.7	x
Crude / Product Mixed
Mean	4.9	x	5.2	x
Median	4.5	x	5.2	x
Total Mean	5.3	x	5.7	x
Total Median	5.2	x	6.0	x

Based on the multiples it derived and based on its professional judgment and experience, Evercore selected a reference range of 2024E Enterprise Value / EBITDA and 2025E Enterprise Value / EBITDA multiples of 4.0x—6.0x and applied this range of multiples to the Company’s calendar year 2024 and 2025 Adjusted EBITDA as set forth in the Projections. Based on this range of implied enterprise values, this analysis indicated ranges of implied equity values per share of Class A Common Stock as shown below, compared to the consideration of $8.50 per share of Class A Common Stock in the Transactions.

Reference Range	Implied Equity Value Per Share of Class A Common Stock
2024E EBITDA	$6.10 to $11.09
2025E EBITDA	$6.91 to $12.30

Although none of the selected companies is directly comparable to the Company, Evercore selected these companies because they are publicly traded companies that Evercore, in its professional judgment and experience, considered relevant to the Company. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.

Selected Transactions Analysis

Evercore reviewed financial information related to selected transactions involving target companies in the shipping industry, which we refer to collectively as the Selected Transactions.

For the Selected Transactions, Evercore calculated the total enterprise value (defined as the target company’s implied equity value based on the consideration paid in the applicable transaction plus total debt, plus preferred equity, plus minority interest, less unconsolidated assets, less cash and cash equivalents, as applicable) as a multiple of the target company’s EBITDA for the 12-month period preceding the announcement of the relevant transaction, which we refer to as TEV / LTM EBITDA.

Based on the multiples it derived from the Selected Transactions and based on its professional judgment and experience, Evercore selected a reference range of TEV / LTM EBITDA multiples of 5.0x to 9.0x and applied this range of multiples to the Company’s 2024A Adjusted EBITDA as of March 31, 2024, as set forth in the Projections. Based on this range of implied enterprise values and the Company’s estimated net debt (calculated as total debt (excluding the Company’s right-of-use operating lease liability), less cash and cash equivalents) as of March 31, 2024, this analysis indicated ranges of implied equity values per share of Class A Common Stock of $7.78 to $17.10, compared to the consideration of $8.50 per share of Class A Common Stock in the Transactions.

Although none of the Selected Transactions are directly comparable to the Transactions, Evercore selected the Selected Transactions because they are transactions that Evercore, in its professional judgment and experience, considered relevant to the Transactions. In evaluating the Selected Transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the Selected Transactions and other matters, as well as differences in the selected target companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the Selected Transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.

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Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its opinion, but were referenced for informational purposes, including, among other things, the reference precedent premia and 52-week trading range analyses described below.

Premium Paid Analysis

Evercore reviewed and analyzed premia paid in transactions (and specifically all-cash transactions) with transaction values between $700 million and $1 billion since January 2010. Using publicly available information, Evercore calculated the premia paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market prices per share of the target companies one day, one week and one month prior to announcement of each transaction.

This analysis indicated the following:

All Transactions

	One Day Prior	One Week Prior	One Month Prior
Median	31.1%	31.5%	37.4%
75th Percentile	50.1%	45.8%	62.0%
Mean	40.3%	40.0%	48.3%
25th Percentile	15.3%	16.5%	19.7%

All Cash Transactions

	One Day Prior	One Week Prior	One Month Prior
Median	32.5%	32.8%	40.8%
75th Percentile	55.4%	56.3%	62.8%
Mean	43.4%	44.0%	51.1%
25th Percentile	17.8%	20.7%	27.7%

Based on the results of this analysis, its professional judgment and experience, Evercore applied a reference range of premia of 20.0% to 40.0% to the unaffected closing share price of Class A Common Stock as of January 26, 2024 of $5.90. This analysis indicated implied equity values per share of Class A Common Stock as of January 26, 2024 of approximately $7.08 to $8.26, compared to the Merger Consideration of $8.50 per Share.

52-Week Trading Range

Evercore reviewed historical trading prices of the shares of Class A Common Stock during the 52-week period ended May 17, 2024, noting that the low and high closing prices during such period ranged from $3.64 to $6.89.

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Company Board. In connection with the review of the Transactions by the Company Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Class A Common Stock. Rounding may result in total sums set forth in this section not equaling the total of the figures shown. Evercore prepared these analyses for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point of view, of the Offer Price and the Merger Consideration to the holders of Class A Common Stock, other than Parent and its affiliates, in the Transactions. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

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Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Company Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the Company Board or the Company’s management or that any specific amount of consideration constituted the only appropriate consideration in the Transactions for the holders of Class A Common Stock.

Pursuant to the terms of Evercore’s engagement letter with the Company, the Company has agreed to pay Evercore a fee for its services in the amount of approximately $11.05 million, of which $100,000 was paid upon the execution of the engagement letter, $1 million was paid upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the Transactions. The Company has also agreed to reimburse Evercore for certain of its expenses (estimated to be approximately $200,000) and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two (2) year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory services to the Company and did not receive any fees for the rendering of these services during such period. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Parent or its affiliates, and Evercore has not received any compensation from Parent or its affiliates during such period. Evercore may provide financial advisory or other services to the Company and Parent in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent, potential parties to the Transactions and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Parent.

The Company engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions to its clients in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither OSG nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to OSG’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of OSG, for which services no additional compensation will be paid.

The Company Board engaged Evercore as its financial advisor in connection with its review and assessment of various strategic and financial alternatives, including with respect to its evaluation of the Offer Price and the Merger Consideration. In connection with such engagement, Evercore provided to the Company Board Evercore’s opinion described in Item 4 under the headings “The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.” and “The Solicitation or Recommendation—Background of the Offer and the Merger” and filed as Annex A hereto and incorporated herein by reference. Evercore’s opinion and any materials provided in connection therewith do not constitute advice or a recommendation to any stockholder of the Company as to whether to tender any Shares pursuant to the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Evercore’s services as the financial advisor to the Company Board, OSG agreed to pay Evercore a cash transaction fee upon consummation of the Transactions, which cash transaction fee is currently estimated to be approximately $11.05 million. OSG has previously paid Evercore a cash opinion fee of $1.0 million that became payable upon the rendering of Evercore’s opinion with respect to the Transactions, which will be credited against the foregoing cash transaction fee. In addition, OSG has agreed to reimburse Evercore for certain expenses (estimated to be approximately $200,000) and indemnify Evercore against certain liabilities arising out of its engagement.

Additional information related to Evercore’s retention as OSG’s financial advisor is set forth in Item 4 under the headings “The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.” and “The Solicitation or Recommendation—Background of the Offer and the Merger” and is hereby incorporated herein by reference. OSG selected Evercore as its financial advisor based upon, among other things, Evercore’s qualifications, professional reputation and industry experience.

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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Information regarding the beneficial ownership of shares by the current executive officer and directors of the Company in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Directors and Executive Officers” is incorporated into this Item 6 by reference.

Other than (i) exercise of Company Warrants, (ii) the scheduled vesting of Company Stock Options and Company RSU Awards, (iii) the acceleration of vesting of all Company Stock Options and Company RSU Awards at the Offer Acceptance Time, (iv) issuances by OSG of Shares upon the exercise of vested Company Stock Options, (v) on June 6, 2024, the granting of the 2024 Director Awards in the ordinary course of business in accordance with the Company’s Non-Employee Director Incentive Compensation Plan, (vi) the disposition of any Shares pursuant to and in accordance with that certain Rule 10b5-1 Sales Plan, dated as of May 11, 2023, by and between Samuel Norton and Stifel, Nicolaus & Company, Incorporated, pursuant to which 50,000 shares of Class A Common Stock held by Mr. Norton are disposed of on the fifteenth (15th) of each month, and (vii) on May 31, 2024, Mr. Norton made a charitable donation of (A) 25,000 shares of Class A Common Stock to the Noble and Greenough School and (B) 180,000 shares of Class A Common Stock to The Miami Foundation Inc., no transactions with respect to the Shares have been effected by OSG or, to the knowledge of OSG after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9) or incorporated in this Schedule 14D-9 by reference, OSG is not undertaking or engaged in any negotiations in response to the Offer that relate to:

●	a tender offer for or other acquisition of OSG’s securities by OSG, any of its subsidiaries or any other person;

●	any extraordinary transaction, such as a merger, reorganization or liquidation, involving OSG or any of its subsidiaries;

●	any purchase, sale or transfer of a material amount of assets of OSG or any of its subsidiaries; or

●	any material change in the present dividend rate or policy or indebtedness or capitalization of OSG.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9) or incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or result in, one or more of the matters referred to in the preceding paragraph.

The information contained in this Schedule 14D-9 set forth above under the heading “The Solicitation of Recommendation—Background and Reasons for the Company’s Board Recommendation” is hereby incorporated by reference. The information contained in the Offer to Purchase in Section 12 under the caption “The Tender Offer— Purpose of the Offer and Plans for OSG ” is also hereby incorporated by reference.

ITEM 8. ADDITIONAL INFORMATION

The information set forth under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Directors and Executive Officers” is incorporated herein by reference.

Named Executive Officer Golden Parachute Compensation.

See above under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Directors and Executive Officers—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights

Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, OSG stockholders and beneficial owners who continuously hold or own Shares through the Effective Time, who do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Purchaser accepts properly tendered Shares for purchase and do not otherwise waive their appraisal rights), who are entitled to appraisal rights under the DGCL, who properly demand and perfect appraisal of their Shares under Section 262 of the DGCL (“Section 262”), who do not withdraw their demands or otherwise lose their rights of appraisal prior to the Effective Time, and who otherwise timely and strictly comply with the statutory requirements of Section 262 will be entitled to seek appraisal of their Shares and to receive payment in cash for the “fair value” of their Shares in connection with the Merger under Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that record holders or beneficial owners of Class A Common Stock exercise their appraisal rights under Section 262.

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Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. All references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, if the Merger is completed, OSG stockholders and beneficial owners who: (i) properly submit a written demand for appraisal of their Shares; (ii) do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Purchaser accepts properly tendered Shares for purchase and do not otherwise waive their appraisal rights); (iii) hold such Shares on the date of the making of a demand under clause (i) and continue to hold their Shares of record or beneficially, as applicable, through the effective date of the Merger; (iv) do not thereafter withdraw their demand for appraisal of their Shares or otherwise lose their appraisal rights, each in accordance with the DGCL; and (v) otherwise timely and strictly comply with the statutory requirements and satisfy certain ownership thresholds set forth in Section 262, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest to be paid on the amount determined to be “fair value,” if any, as determined by the Delaware Court of Chancery. A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(3) of Section 262 summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the effective date of the Merger and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which that demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below) required by Section 262(f). The Shares are currently listed on a national securities exchange, and, assuming such Shares remain listed on a national securities exchange immediately prior to the Merger (which OSG expects to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal as measured in accordance with subsection (g) of Section 262; or (ii) the value of the aggregate Merger Consideration provided for such total number of Shares exceeds $1,000,000 (conditions (i) and (ii) referred to as the “ownership thresholds”).

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as otherwise provided in subsection (h) of Section 262, interest on an appraisal award from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and accrue at five percent (5%) over the Federal Reserve System (the “Federal Reserve”) discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may voluntarily pay to each person entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case interest will accrue after the time of such payment as provided herein only on the sum of (i) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) any interest theretofore accrued prior to the time of such payment. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Persons considering seeking appraisal should be aware that the “fair value” of their Shares as determined pursuant to Section 262 of the DGCL could be more than, the same as, or less than the value of the Merger Consideration that they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Shares.

Under Section 262, if the Merger is approved pursuant to Section 251(h) of the DGCL, OSG, before the effective date of the Merger, or the Surviving Corporation, within ten (10) days after the effective date of the Merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all of the Shares and include in the notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes OSG’s notice to the OSG stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review Section 262 carefully. Failure to comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration if his, her or its Shares are not tendered (or, if tendered, are validly and subsequently withdrawn prior to the time Purchaser accepts properly tendered Shares for purchase). Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, OSG believes that if a person considers exercising such rights, that person should seek the advice of legal counsel.

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Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must satisfy ALL of the following conditions:

●	within the later of the consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9 (which date of mailing is on or about June 10, 2024), deliver to OSG a written demand for appraisal of Shares held, which demand must reasonably inform OSG of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal and, in the case of a demand made by a beneficial owner of Shares, must also reasonably identify the holder of record of the Shares for which the demand is being made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the Verified List (as defined below);

●	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Purchaser accepts properly tendered Shares for purchase and do not otherwise waive their appraisal rights);

●	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

●	otherwise timely and strictly comply with the procedures of Section 262.

Within one hundred and twenty (120) days after the effective date of the Merger, any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights, or the Surviving Corporation, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a person, demanding a determination of the fair value of the Shares held by all such persons that have demanded appraisal. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Filing Written Demand

Any OSG stockholder or beneficial owner wishing to exercise appraisal rights must deliver to OSG, within the later of the consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9 (which date of mailing is on or about June 10, 2024), a written demand for the appraisal of such person’s Shares. A person exercising appraisal rights must hold the Shares for which they will seek appraisal upon the making of the demand for appraisal and must continue to hold the Shares through the effective date of the Merger. A stockholder’s or beneficial owner’s failure to make the written demand within the requisite time period described above will constitute a waiver of appraisal rights.

Record Holders

A stockholder is entitled to demand appraisal rights for the Shares registered in that stockholder’s name, provided that (i) such stockholder continuously owns such Shares through the effective date of the Merger and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such stockholder for appraisal in respect of such Shares reasonably informs OSG of the identity of the stockholder and states that the stockholder intends thereby to demand appraisal of the stockholder’s Shares in connection with the Merger.

Beneficial Owners

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(3) of Section 262 summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the effective date of the Merger and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

Overseas Shipholding Group, Inc.
302 Knights Run Avenue, Suite 1200
Tampa, Florida 33602
Attn: Susan Allan, General Counsel

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Any person entitled to appraisal rights who has delivered a written demand to OSG and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to OSG a written withdrawal of the demand for appraisal at any time within sixty (60) days after the effective date of the Merger. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Merger Consideration within sixty (60) days after the effective date of the Merger. If an appraisal proceeding is commenced, except with respect to any person who withdraws such person’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a stockholder or beneficial owner, such stockholder or beneficial owner will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration.

Notice by the Surviving Corporation

If the Merger is completed, within ten (10) days after the effective date of the Merger, the Surviving Corporation will notify each stockholder who has properly made a written demand for appraisal pursuant to Section 262 and who has not tendered their Shares, and any beneficial owner who has demanded appraisal in accordance with Section 262, that the Merger has become effective and the effective date of the Merger.

Filing a Petition for Appraisal

Within one hundred and twenty (120) days after the effective date of the Merger, but not thereafter, the Surviving Corporation or any person who has complied with Section 262 and who is otherwise entitled to seek appraisal under Section 262 (including for this purpose any beneficial owner of the relevant Shares) may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the Shares held by all such persons that have demanded appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the Shares. Accordingly, any stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their Shares within the time and in the manner prescribed in Section 262. The failure of a stockholder or beneficial owner to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within one hundred and twenty (120) days after the effective date of the Merger, any person who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which OSG has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting stockholder or beneficial owner within ten (10) days after receipt by the Surviving Corporation of the written request for such a statement or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within twenty (20) days after such service to file with the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The form of the notice by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the Surviving Corporation.

After notice to the persons shown on the Verified List as required by the Delaware Court of Chancery, such court is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold Shares represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any person fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the Class A Common Stock remained listed on a national securities exchange immediately prior to the Effective Time, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

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Determination of “Fair Value”

After the Delaware Court of Chancery determines which persons are entitled to appraisal and that at least one (1) of the ownership thresholds described above has been satisfied, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Merger Consideration they would receive pursuant to the Merger if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Merger Consideration is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although OSG believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Neither OSG nor Parent anticipates offering more than the Merger Consideration to any person exercising appraisal rights, and each of OSG and Parent reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Merger Consideration. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, if neither of the ownership thresholds described above has been satisfied (assuming the Class A Common Stock remains listed on a national securities exchange immediately prior to the Effective Time), or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses.

If any person who demands appraisal of his, her or its Shares under Section 262 fails to perfect, or effectively loses or withdraws, such person’s right to appraisal, the person’s Shares will be deemed to have been converted, at the Effective Time into the right to receive the Merger Consideration, without interest. A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within one hundred and twenty (120) days after the effective date of the Merger, if neither of the ownership thresholds described above has been satisfied (assuming the Class A Common Stock remains listed on a national securities exchange immediately prior to the Effective Time) or if the person delivers to the Surviving Corporation a written withdrawal of the person’s demand for appraisal in accordance with Section 262.

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From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders as of a record date which is prior to the Effective Time. If a person who has made a demand for appraisal delivers to the Surviving Corporation a written withdrawal of the demand for an appraisal in respect of some or all of such person’s Shares within sixty (60) days after the effective date of the Merger, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the effective date of the Merger.

Failure to comply with all of the procedures set forth in Section 262 may result in the loss of a record holder’s or beneficial owner’s statutory appraisal rights. In that event, if you have not tendered your Shares (or, if tendered, you have validly and subsequently withdrawn such Shares prior to the time Purchaser accepts properly tendered Shares for purchase), you will be entitled to receive the Merger Consideration for your dissenting Shares in accordance with the Merger, without interest, less any applicable withholding taxes. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDERED SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporations’ voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. However, the Company has expressly opted out of Section 203 of the DGCL in the Charter and therefore the provisions of Section 203 of the DGCL are inapplicable to the Company.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Transactions, the Company Board will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of OSG, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, which has been filed with the SEC on March 11, 2024, as amended by a filing with the SEC on March 25, 2024, and the Company’s subsequent Quarterly Report on Form 10-Q, which has been filed with the SEC on May 10, 2024.

Legal Proceedings

As of the date of filing this Schedule 14D-9, there is no pending litigation that OSG is aware of challenging the Offer, the Merger or the other Transactions.

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Regulatory Approvals

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms filed by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the waiting period for the acquisition of Shares by Purchaser pursuant to the Offer is fifteen (15) days from the date of filing by the acquiring person. Parent and OSG plan to submit their respective HSR filings on June 10, 2024, in which case the waiting period would expire at 11:59 p.m. Eastern Time on June 25, 2024. However, this period may be extended if the acquiring person voluntarily withdraws and refiles to allow a second fifteen (15)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent or OSG. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States or state antitrust laws. Parent and OSG do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Parent and OSG are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) provides that, subject to certain statutory provisions, if immediately following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly owned subsidiaries or rollover stock (as defined in Section 251(h))), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h), would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of OSG’s stockholders, in accordance with Section 251(h).

Forward-Looking Statements

Statements contained in this Schedule 14D-9 regarding matters that are not historical facts are “forward-looking statements”. Words such as “believes,” “estimates,” “expects,” “focused,” “continuing to,” “seeking,” “will” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These statements include those related to: the ability of the Company and Saltchuk to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transactions. Because such statements deal with future events and are based on the Company and Saltchuk’s current expectations, they are subject to various risks and uncertainties and actual results could differ materially from those described in or implied by the statements in this communication. These forward-looking statements are subject to risks and uncertainties, including, without limitation, risks and uncertainties associated with: the timing of the tender offer and the subsequent merger; uncertainties as to how many shares of the Company will be tendered into the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer and the subsequent merger may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement and other risks and uncertainties affecting the Company, including those discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 11, 2024, as amended by a filing with the SEC on March 25, 2024, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings and reports that the Company makes from time to time with the SEC. Except as may be required by law, neither the Company nor Saltchuk assumes any obligation to update these forward-looking statements, which speak only as of the date they are made, or to update the reasons if actual results differ materially from those anticipated in the forward-looking statements.

The Company’s stockholders and other investors can obtain the Schedule TO, this Schedule 14D-9 and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company and Saltchuk will be available free of charge under “SEC Filings” on the Investors page of the Company’s website, www.osg.com. In addition, the Company’s stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer, Georgeson LLC, as named in the Offer to Purchase included in the Schedule TO.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1 under the heading “The Tender Offer—Terms of the Offer ,” in Section 5 under the heading “The Tender Offer —Certain U.S. Federal Income Tax Consequences of the Offer and the Merger ,” in Section 8 under the heading “The Tender Offer—Certain Information Concerning Parent and Purchaser ,” in Section 9 under the heading “The Tender Offer—Source and Amount of Funds,” in Section 10 under the heading “The Tender Offer— Background of the Offer; Contacts with OSG ,” in Section 11 under the heading “The Tender Offer—Summary of the Merger Agreement and Certain Other Agreements ,” in Section 12 under the heading “The Tender Offer —Purpose of the Offer and Plans for OSG ,” in Section 13 under the heading “The Tender Offer—Certain Effects of the Offer,” in Section 14 under the heading “The Tender Offer—Dividends and Distributions ,” in Section 16 under the heading “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Appraisal Rights ,” in Section 17 under the heading “The Tender Offer—Fees and Expenses ” and in Section 18 under the heading “The Tender Offer— Miscellaneous ” are incorporated herein by reference.

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ITEM 9. EXHIBITS

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated June 10, 2024.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Summary Advertisement as published on June 10, 2024 in The New York Times.
(a)(5)(i)	Opinion of Evercore Group L.L.C. to the Company Board, dated May 19, 2024.
(a)(5)(ii)	Press Release issued by OSG on May 20, 2024 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by OSG with the SEC on May 20, 2024).
(e)(1)	Agreement and Plan of Merger, dated May 19, 2024, among OSG, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by OSG with the SEC on May 20, 2024).
(e)(2)	Non-Disclosure Agreement, dated February 27, 2024, between OSG and Parent.
(e)(3)(i)	Good Reason Waiver Letter dated as May 19, 2024 between the Company, Parent, and Samuel H. Norton.
(e)(3)(ii)	Good Reason Waiver Letter dated as May 19, 2024 between the Company, Parent, and Patrick J. O’Halloran.
(e)(3)(iii)	Good Reason Waiver Letter dated as May 19, 2024 between the Company, Parent, and Damon M. Mote.
(e)(3)(iv)	Good Reason Waiver Letter dated as May 19, 2024 between the Company, Parent, and Susan M. Allan.
(e)(3)(v)	Transaction Bonus Letter dated as May 19, 2024 between the Company and Richard L. Trueblood.
(e)(4)	Employment Agreement dated as of December 15, 2018 between the Company and Samuel H. Norton (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 15, 2018).
(e)(5)	Employment Agreement dated as of November 30, 2017 between the Company and Susan Allan (incorporated herein by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017).
(e)(6)	Employment Agreement dated as of November 30, 2017 between the Company and Damon Mote (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 4, 2017).
(e)(7)	Employment Agreement dated as of November 30, 2017 between the Company and Richard Trueblood (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 4, 2017).
(e)(8)	Employment Agreement dated as of November 30, 2017 between the Company and Patrick O’Halloran (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated December 4, 2017).
(e)(9)	Amended and Restated Certificate of Incorporation of Overseas Shipholding Group, Inc. dated as of July 11, 2023 (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, dated August 9, 2016).
(e)(10)	Amended and Restated Bylaws of Overseas Shipholding Group, Inc. dated as of August 5, 2014 (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, dated August 8, 2014).
(e)(11)	Form of Director Indemnity Agreement for the Directors of the Company (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, filed on August 20, 2014).
(e)(12)	Form of Officers Indemnity Agreement for the Officers of the Company (incorporated herein by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2024
Overseas Shipholding Group, Inc.

	By:	/s/ Susan Allan
	Name:	Susan Allan
	Title:	Vice President, General Counsel and Corporate Secretary

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ANNEX A

OPINION OF EVERCORE GROUP L.L.C.

May 19, 2024

The Board of Directors

Overseas Shipholding Group, Inc.

302 Knights Run Avenue, Suite 1200

Tampa, Florida 33602

Members of the Board of Directors:

We understand that Overseas Shipholding Group, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Saltchuk Resources, Inc., a Washington corporation (“Parent”), and Seahawk MergeCo., Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, (i) Parent will cause Merger Sub to commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Class A common stock, $0.01 par value per share, of the Company (the “Class A Common Stock”; each such share of Class A Common Stock, a “Share”) for $8.50 per Share, net to the holder of such Share in cash (the “Offer Price”), and (ii) following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, and each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company in treasury or by Parent or Merger Sub (including Shares irrevocably accepted for purchase by Merger Sub in the Offer) or any other wholly owned subsidiary of Parent or (ii) Shares held by a holder who has properly demanded appraisal rights with respect thereto under applicable Delaware law) will at the effective time of the Merger be automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”) (clause (i) and clause (ii), collectively, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Offer Price and the Merger Consideration to be received by holders of Class A Common Stock in the Transaction is fair, from a financial point of view, to such holders, other than Parent and its affiliates.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(ii)	reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company, as subjected to certain sensitivity analyses conducted by us at the direction of management of the Company and, on such basis, as approved for our use by the Company (the “Forecasts”);

(iii)	discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts (including their views on the risks and uncertainties of achieving the Forecasts);

(iv)	reviewed the reported prices and the historical trading activity of the Class A Common Stock;

A-1

The Board of Directors

Overseas Shipholding Group, Inc.

(v)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vi)	compared the financial performance of the Company and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(vii)	reviewed the financial terms and conditions of the Merger Agreement; and

(viii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. We express no view as to the Forecasts or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of Class A Common Stock of the Transaction.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

A-2

The Board of Directors

Overseas Shipholding Group, Inc.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of Class A Common Stock, other than Parent and its affiliates, from a financial point of view, of the Offer Price and the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price, the Merger Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any person should tender shares of Class A Common Stock in the Offer or take any other action in respect of the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and have received retainer fees for our services and will receive additional fees, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to the Company and received fees for the rendering of these services. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Parent or its affiliates, and we have not received any compensation from Parent or its affiliates during such period. We may provide financial advisory or other services to the Company and Parent in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Parent.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.

A-3

The Board of Directors

Overseas Shipholding Group, Inc.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price and the Merger Consideration to be received by holders of Class A Common Stock in the Transaction is fair, from a financial point of view, to such holders, other than Parent and its affiliates.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Mark Friedman

A-4